Greg Walker Consulting Geologist	For: EMX Royalty Corp

NI 43-101 Technical Report

Caserones

Copper-Molybdenum Mine Royalty

Region III, Chile

Prepared for:

Effective Date:	February 28, 2022	Prepared by: Gregory W. Walker, SME RM
Report Date:	March 1, 2022

NI 43-101 Royalty Technical Report – Caserones Mine
March 1, 2022	i

Greg Walker Consulting Geologist	For: EMX Royalty Corp

1. Summary	1

1.1 Introduction	1

1.2 Property Description, Location, Accessibility, and Infrastructure	1

1.3 Geology, Mineralization & Deposit Type	3

1.4 Project History	4

1.5 Historical Mineral Reserve Estimates	7

1.6 Operations, Environmental Liabilities, & Ownership	9

1.7 Conclusions and Recommendations	12

2. Introduction	14

2.1 Scope of Work and Terms of Reference	14

2.2 Sources of Information and Exemptions for Royalty Interest	14

2.3 Personal Inspection of the Caserones Mine by the Author	16

3. Reliance on Other Experts	18

4. Property Description and Location	19

4.1 Property Location	19

4.2 Land Tenure, Agreements and Royalties	20

4.2.1 Sociedad Legal Minera California Una de la Sierra Peña Negra - "California"	22

4.2.2 Underlying Assets of California	23

4.2.3 Mining Concessions Subject to the Caserones Royalty	24

4.2.4 EMX Royalty Interest	29

4.2.5 Chilean State Royalties and Taxes	30

4.3 Project Footprint, Land Requirements and Permits	31

4.4 Environmental Liabilities	31

5. Accessibility, Climate, Local Resources, Infrastructure and Physiography	36

5.1 Accessibility	36

5.2 Climate	38

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

5.3 Local Resources	38

5.4 Physiography, Flora & Fauna	39

5.5 Infrastructure	39

6. History	42

6.1 Early History to 2000	42

6.2 Lumina Copper Corp. - 2003 to 2005	43

6.3 Regalito Copper Corp. - 2005 to 2006	47

6.4 Pan Pacific Copper Co. - 2006 to 2009	48

6.5 Pan Pacific Copper Co. and Japanese Consortium - 2009 to 2014	50

6.6 MLCC Operating Company (Including Production) - 2010 to 2020	52

6.7 Mineral Processing	57

6.8 MLCC Reports to Royalty Holders	58

7. Geological Setting and Mineralization	60

7.1 Regional Geological Setting	60

7.2 Local Geological Setting	63

7.3 Property Geology	66

7.3.1 Monzogranite	66

7.3.2 Dacite Porphyry	67

7.3.3 Andesite Dikes	67

7.3.4 Contact Breccia	68

7.3.5 Hydrothermal Breccias	68

7.3.6 Microdiorite	68

7.4 Alteration	68

7.5 Mineralized Zones	71

8. Deposit Types	73

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

9. Exploration	79

10. Drilling	79

11. Sample Preparation, Analyses and Security	79

12. Data Verification	79

13. Mineral Processing and Metallurgical Testing	79

14. Mineral Resource Estimates	79

15. Mineral Reserve Estimates	79

16. Mining Methods	79

17. Recovery Methods	80

18. Project Infrastructure	80

19. Market Studies and Contracts	80

20. Environmental Studies, Permitting and Social or Community Impact	80

21. Capital and Operating Costs	80

22. Economic Analysis	80

23. Adjacent Properties	80

24. Other Relevant Data and Information	80

25. Interpretation and Conclusions	81

26. Recommendations	81

27. References	82

28. Definitions and Abbreviations	84

29. Date and Signature Page	87

30. Certificate of Qualified Person	88

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

List of Tables

Table 1.1: Historical Caserones Reserve Statements and LOM - by Year	8

Table 1.2: Historical Caserones Metals Production Statistics - by Year	9

Table 1.3: Historical Ownership Structure of Caserones Operating Company MLCC - by Year	11

Table 1.4: Royalty Calculations in US$ for Calendar 2021	12

Table 4.1: List of Mineral Exploitation Concessions Subject to the Caserones Royalty	26

Table 6.1: Mineral Resources Statement as of December 30, 2004 (R. Sim)	45

Table 6.2: Historical Ownership Structure of Caserones Operating Company MLCC - by Year	53

Table 6.3: Historical Caserones Reserve Statements and LOM - by Year	55

Table 6.4: Historical Caserones Metals Production Statistics - by Year	56

Table 6.5: Historical Royalty Calculations in US$ for Calendar 2019 and 2020	59

List of Figures

Figure 4.1: Location of the Caserones Mine in the Atacama Region III of Northern Chile	19

Figure 4.2: EMX Royalty Interests and Caserones Royalty Concessions Location Map	21

Figure 4.3: Map of Mineral Exploitation Concessions Subject to the Caserones Royalty Northern Block	27

Figure 4.4: Map of Mineral Exploitation Concessions Subject to the Caserones Royalty Southern Block	28

Figure 4.5: Map of Mineral Exploitation Concessions Subject to the Caserones Royalty	29

Figure 5.1: Caserones Location Map and Access	36

Figure 5.2: Caserones Access Map	37

Figure 5.3: Caserones - Project Area & Principal Installations	40

Figure 5.4: Caserones - Project Area & Principal Installations	41

Figure 6.1: Caserones - Mineral Processing Flow Sheet	58

Figure 7.1: Maricunga Metallogenic Belt	60

Figure 7.2: Summary Volcanic Geology & Metallogeny of the Southern Maricunga Belt to El Indio Belt	62

Figure 7.3: Summary Geology Map - Pulido Cluster Showing Relative Positions of Regalito, Don Diego and Angelica Targets	65

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

List of Figures

Figure 7.4: Regalito Deposit Geology	66

Figure 7.5: Regalito Deposit Representative Geology Cross Section	67

Figure 7.6: Regalito Deposit Hydrothermal Alteration	69

Figure 7.7: Regalito Deposit Representative Alteration Cross Section	70

Figure 7.8: Regalito Deposit Representative Mineralization Cross Section	72

Figure 8.1: Anatomy of a telescoped porphyry Cu system showing spatial interrelationships of a centrally located porphyry Cu ± Au ± Mo deposit in a multiphase porphyry stock nd its immediate host rocks	76

Figure 8.2: Generalized alteration-mineralization zoning pattern for telescoped porphyry Cu deposits, based on the geologic and deposit-type template presented as Figure 8.1	77

Figure 8.3: East-West Schematic Section through Southern Portion of Spence Porphyry Copper Deposit, northern Chile, Showing Supergene Enrichment	78

NI 43-101 Royalty Technical Report – Caserones Mine
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Greg Walker Consulting Geologist	For: EMX Royalty Corp

1. Summary

1.1 Introduction

EMX Royalty Corporation ("EMX") (TSX Venture: EMX; NYSE American: EMX) is required by Canadian Securities Administrators ("CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") to prepare and file with relevant Canadian securities commissions a Technical Report on the Caserones copper-molybdenum open pit operation (the "Mine" or "Caserones" or "Caserones Mine") with respect to EMX's royalty on production from the Mine. This Technical Report has been prepared by Independent Qualified Person ("QP"), Gregory W. Walker, SME Registered Member, for EMX, which holds a royalty interest (not direct ownership) in the Caserones Mine.

Prior to becoming a mine, Caserones was previously known as Regalito ("Regalito"), and historical references may refer to the Regalito project or deposit rather than the Caserones project or deposit. In this Technical Report, if a historical source is quoted that refers to Regalito, then the Regalito name is preserved in the quote. The name "Caserones" and the name "Regalito" can be considered interchangeable.

1.2 Property Description, Location, Accessibility, and Infrastructure

The Caserones Mine is located in the Atacama Region (Region III) of the northern Chilean Andean Cordillera, at an approximate elevation of 4,300 meters above sea level ("masl") and at 28°10' latitude south and 69°32' longitude west. Copiapo is a regional center with a population of 130,000 and its commercial airport is serviced by several daily flights from Santiago, a flight time of 1.5 hours. The Mine is 162 kilometers ("km") by road, east from Copiapo, and the driving time is approximately four hours. The climate and physiography of the high-cordillera of the Chilean Andes supports year-round mining operations; however, the mine operator has reported in its Annual Reports periodic disruptions to its year-round mining activities due to severe snowstorms.

The Mine is owned and operated by SCM Minera Lumina Copper Chile SpA ("MLCC"), which is 100% indirectly owned through subsidiaries by JX Nippon Mining & Metals Corporation ("JX Nippon"), which in turn is the metals unit subsidiary of the Japanese company Eneos Holdings Inc. (5020.T-JP: Tokyo Stock Exchange).

EMX's royalty on the Mine resulted from the 2021 purchase of a portion of a royalty interest derived from the original 2009 exploration project sale-purchase agreement between MLCC and the private, Chilean companies jointly owning the underlying mineral concessions, Compañia Minera Caserones ("CMC") and SLM California Una de la Sierra Peña Negra ("California", and together with CMC, the "Vendors") that transferred the mineral concessions to MLCC in exchange for certain cash payments and a Net Smelter Return ("NSR") royalty (the "Caserones Royalty"). The Caserones Royalty is a sliding scale NSR royalty ranging from 1% to 2.88%, with the higher figure being payable if the copper price is greater than US$1.25/lb. The Caserones Royalty was split between the Vendors as to 32.5% to CMC and 67.5% to California.

EMX acquired a portion of the Caserones Royalty equivalent to a 0.418% NSR royalty on the Caserones Mine (the "EMX Royalty") for US$34.1 million in cash (the "Transaction"). To purchase the EMX Royalty, EMX formed a 50%-50% partnership with Altus Strategies Plc ("Altus" - AIM: ALS; TSX-V: ALTS; OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty for US$68.2 million to be split 50%-50% between EMX and Altus. EMX's and Altus' indirect interest in the Caserones Royalty is by virtue of their purchase, via a joint Chilean subsidiary company (50% EMX / 50% Altus), Minera Tercero SpA ("Tercero"), of 43% of California's shares, and consequently 43% of California's portion of the original Vendors' royalty. At the higher royalty rate currently in force, this equates to 67.5% x 43% x 2.88% (i.e., California's interest x percent of California's interest purchased by EMX / Altus x current effective royalty rate) resulting in the 0.836% NSR royalty purchased by EMX and Altus via Tercero. EMX and Altus, thus, each control an effective 0.418% royalty interest (at the prevailing higher royalty rate) via Tercero, and each were responsible for US$34.1 million of the US$68.2 million purchase price of the 0.836% royalty interest. Closing of the Transaction with shareholders of California was completed on September 2, 2021.

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As part of the royalty acquisition by EMX and Altus (through Tercero), it was agreed with other shareholders that California  should be converted from its existing Chilean company structure as a SLM (Sociedad Legal Minera) into a SpA (Sociedad por Acciones), to be named Minera California SpA. Minera California SpA can be considered the direct continuation of California and can thus be considered one of the Vendors for the purposes of this Technical Report.

The Caserones Royalty includes exploration and mining concessions covering a total area of approximately 17,000 hectares, together with a two km Area of Interest ("AOI") around the outer boundary of the concessions. The Mine is located within the Caserones Royalty concessions. It should be noted that MLCC is currently owner of a significantly larger package of exploration and mining concessions than covered by the Caserones Royalty concessions. MLCC (as evidenced by virtue of its ongoing operations) has sufficient surface rights and operating permits for tailings storage, waste disposal, heap leach pads, and open pit mining areas. As well, MLCC has available sources of power, water, and mining personnel to support its mining operations.

Mining companies are not typically required to, and as a matter of practice do not normally, disclose detailed operational information to owners of a royalty interest unless legally or contractually mandated to do so. EMX has no right to direct contact with the operating company, MLCC, and must make all representations to MLCC through the royalty holding company, California. MLCC is not legally or contractually mandated to allow a site visit or to supply information to EMX. The Caserones Royalty holders (the Vendors, California and CMC) receive, per the underlying royalty agreement, information related to the quarterly and annual royalty payment calculations, which information has been made available to EMX for the period 2019 to date. During due diligence review before purchase of the EMX Royalty, EMX requested current technical data and other information to use in support of its evaluation. However, this data and information was not available from the Caserones Royalty holders (as they do not have data rights under the royalty agreement) and therefore has not been provided to EMX. As a result, access to information and details regarding technical and other aspects of the Mine, including (but not limited to) exploration, drilling, data verification, mineral processing and metallurgical testing, mineral resource and mineral reserve estimates, mining methods, recovery methods, project infrastructure, market studies and contracts, capital and operating costs, economic analysis, adjacent properties, and other relevant data (i.e., NI 43-101F1 Items 9 through 24) is limited to what is available in the public domain.

Pursuant to Sections 9.2 (2) and (3) of NI 43-101, a QP preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform a site visit of the project, nor is the QP required to complete those items under Form 43-101F1 that require data verification or inspection of documents. EMX is relying on the exemption available under Sections 9.2 (2) and (3) of NI 43-101 for the completion of this Technical Report.

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

All dollar amounts stated in this Technical Report are United States Dollars.

1.3 Geology, Mineralization & Deposit Type

Caserones is a copper-molybdenum porphyry deposit geographically located in the high-cordillera of the Chilean Andes at the southern end of the Maricunga mineral belt. Caserones is an Early-Miocene porphyry system associated with a cluster of dacite porphyries and breccias intruding Palaeozoic granitic, volcanic, and metamorphic rocks, and has a well-developed supergene enrichment profile of oxide copper and secondary chalcocite situated above hypogene chalcopyrite mineralization.

The following description of the Caserones Mine mineralization is taken from an AMEC 2005 Technical Report for Lumina Copper Corporation ("Lumina") (see section 1.4 and section 6.2 of the Technical Report). The author notes that although the description is dated, it is still believed to be relevant for providing a general overview for the project's geology and mineralization.

The Regalito Deposit strikes SE-NW with a length of approximately 2,000 m and a width of approximately 1,500 m. The oxide and secondary copper zones form a surface-parallel blanket over 1,200 m in diameter, with a central "core" of at least 1,000 m in diameter where thicknesses average 300 m and exceed 400 m in the central part. Secondary copper grades within this central area are also slightly elevated above those in the surrounding parts of the deposit. Outboard of this "core" the zone thins, and grades are generally lower, although the enrichment blanket is still open to the southwest. The secondary copper zone has been modeled to approximately 4,000 m in elevation and deeper locally. It is generally coincident with the porphyry intrusive.

The oxide zone forms a cap that sits on top of the secondary copper zone in the upper part of the northeast trending ridge that constitutes the northwest margin of the deposit, mostly above 4,400 m, and thinning to a skin of a few metres moving down the ridge slopes. Grades within the oxide zone are higher than the average grade of the secondary copper zone, and it is open to the northeast.

Flanking the oxide zone and overlying the supergene zone, a zone of "leached" material varies in thickness from 0 to 200 m, averaging ~40 m over most of the deposit. This zone is not leached sensu strictu, as it contains appreciable amounts of pyrite and pods of chalcocite and copper oxide mineralization, which is poorly defined at the current drill spacing, and was not included in the [AMEC] resource estimate.

Primary copper mineralization was not targeted by Lumina's drill program and this zone remains open in all directions. Locally, high grade copper-moly mineralization associated with hydrothermal breccia bodies was cut by drill holes which may be associated with structures. Samples from the primary copper and molybdenum mineralization range from being relatively high grade to being low grade and it remains to be determined whether the primary zone is of economic interest.

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

1.4 Project History

The modern-day history for the Caserones Mine began in the mid-1980's and with commercial mine production starting in 2013 (Cathode production) and 2014 (concentrate production). Mining continues to date with 17 years of forecast mine production as of December 31, 2020. The following highlights the ownership and development history of the property.

  1983 - 1986 Exploration:

    Reconnaissance mapping and geochemical sampling conducted by Chilean junior exploration companies SCM California, LCM Caserones, and BTX Explorations Ltda. identified several porphyry Cu-Mo and porphyry-Au prospects associated with regional northeast trending structures. Two of these occurrences, Central Caserones and West Caserones, later became known as the Regalito prospect.

  1988 - 2000 Exploration:

    Prospect evaluation work was conducted by numerous companies that included drilling, sampling, metallurgical test work and resource estimation work on the Regalito and other prospects.

      1988 - 1990: Compañia Minera Newmont Chile

      1990 - 1991: Niugini Mining and Inversiones Mineras del Inca S.A.

      1994 - 1998: BHP Chile Inc.

      2000: South American Gold and Copper Company

  2003 - 2005 Project Exploration and Development:

    Lumina Copper Corp. ("Lumina") signs option agreement to acquire 100% of the mining concessions for the Regalito property from SCM California (67.5% ownership) and LCM Caserones (32.5% ownership) in 2003.

On October 20, 2003, Minera Lumina Copper Chile S.A., the wholly-owned Chilean registered subsidiary of Lumina, entered into a letter of intent option agreement ("the Agreement") with CMC and California to acquire 100% of the following mining concessions ("mensuras") totalling 4,158 ha: California 1 al 1,000, Ramadilla 1 al 12, Caserones Segunda 1 al 80, Caserones Segunda 81 al 160, Caserones Tercera 1 al 80 and Caserones Tercera 81 al 160. In addition, 20 exploration concessions ("pedimentos"), held under the name of Mario Hernandez, a partner in CMC were included in the Agreement. The agreement was subsequently amended to include a total of 63 pedimentos and was finalized in a "Final Sale Agreement Document" that was signed on November 12, 2004 (pers comm, J.Selters, 2004) ("Promesa"). These are the original agreements and properties that underly the Caserones Royalty.

Separately, and independently, Lumina staked (prior to the date of the Technical Report) and were the sole owners of an additional 95 pedimentos covering 25,700 ha, which were contiguous with the optioned mensuras and pedimentos. Where any independently staked concessions lie within the two km AOI, they will be subject to the Caserones Royalty.

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

The terms of the agreement to acquire the six mensuras and 63 pedimentos were that Lumina would make payments to California (67.5%) and CMC (32.5%) totalling US$900,000 over an eight-year period and take responsibility for property maintenance payments including the filing costs of the 63 new pedimentos. Lumina also agreed that, if copper prices exceed US$1.00 per pound, for an entire calendar year, Lumina would pay a minimum of US$200,000 in respect of the payments described for that year. After exercising the option and before achieving commercial production, an advanced royalty payment of US$200,000 was due for any year in which the copper price exceeded US$ 1.00 per pound for the entire year. Such advanced royalties would be recovered from a portion of NSR payments which become payable after commercial production was achieved.

  Lumina then initiated major deposit scale exploration campaigns including drilling, geological mapping, metallurgical test work, petrographic analyses, and resource estimation.

  In January 2005, AMEC completed an NI 43-101 Technical Report on the Regalito Cu Porphyry. The AMEC report included an historical Mineral Resource estimate that was based on oxide copper and supergene copper mineralization delineated by a total of 183 drill holes totalling 39,617 m, including reverse circulation ("RC"), diamond drill ("DD"), and mixed RC/DD holes. See Section 6.2 of this Technical Report for further discussion.

  Lumina Copper Corp. underwent a reorganization and formed the Regalito Copper Corp. in May of 2005 with the Regalito project as its principal assert. Work continued with technical programs, including metallurgical testing.

    2006 - 2008 Project Development:

    On July 17, 2006, Pan Pacific Copper Co. ("Pan Pacific" or "PPC") announced the purchase of 100% of the issued and outstanding shares of Regalito Copper Corp. The acquisition of Regalito Copper Corp. by Pan Pacific included the principal asset, which was the option agreement with CMC and California for the acquisition of the concessions package underlying what was to become the Caserones Mine. At the close of trading on July 17, 2006, Regalito Copper Corp. was delisted from the Toronto Stock Exchange and suspended from trading on the American Stock Exchange

    On September 17, 2008 Pan Pacific announced that it "has been conducting a pre-feasibility study, including economic evaluation based on exploratory drillings and conceptual engineering based on several scenarios, since the acquisition of the mining concession of the Caserones copper deposit". PPC then decided to move the project to the feasibility study stage on the basis of the results.

  2009 - 2014 Project Development:

    March 26, 2009 Pan Pacific, through its Chilean operating subsidiary, MLCC, exercised the underlying option agreement ("Promesa" - dating from November 2004) with CMC and California, to acquire the key concessions controlling the Caserones / Regalito deposit. This exercising of the option agreement, although documented in public registries and legal archives, was never made public by any of the interested parties.

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  February 26, 2010 Pan Pacific announced that "The feasibility study results recently revealed that the Project is economically viable and, at the same time, an environmental approval for developing the Project was granted by the Environmental Committee of the Atacama Region of Chile. On the ground of such circumstances, PPC decided to continue and advance the Project into the full-fledged development stage. Additionally, Mitsui & Co., Ltd. is to participate in the Project to own a 25% interest."

  July 26, 2011 Pan Pacific announced loan agreements to finance the development of the Caserones Mine and stated: "an integrated copper enterprise jointly established by JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co., Ltd., today (July 26) signed loan agreements with related financial institutions for a total of US$1.4 billion to finance the Caserones Copper and Molybdenum Deposit Development Project ("the Project"). Pan Pacific Copper Co., Ltd has a 75% interest in the Project, with Mitsui & Co., Ltd. holding a 25% interest. The initial investment for development (production facilities and related costs) is estimated at about US$2 billion."

  August 1, 2014: Pan Pacific announced the official opening of the Caserones Mine: "Pan Pacific Copper Co., Ltd., an integrated copper enterprise jointly established by JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co. Ltd., and Mitsui & Co. Ltd., announced that SCM Minera Lumina Copper Chile ("MLCC"), operator of the Caserones Copper Mine, held an opening ceremony for the mine on July 30th local time in Santiago, one day after the first shipment of copper concentrate left for Japan." The concentrate was shipped from the Chilean port of Coquimbo.

    Pan Pacific also noted that first cathode production from the SX-EW plant was achieved in March 2013, with first concentrate production in May 2014.

    Initial capital expenditure to the commencement of copper concentrate production was noted to be US$4.2 billion.

    At this point in time, equity shares in MLCC were stated as: Pan Pacific Copper (JX Nippon Mining & Metals 66% / Mitsui Mining & Smelting 34%) 77.37% and Mitsui & Co. 22.63%

  2014 - 2020 MLCC Operating Company (Including Historical Reserves and Production):

    The Mine operator, MLCC, produces an Annual Report (Memoria Annual) in Spanish and English for filing with La Comisión para el Mercado Financiero ("CMF" - translated as The Commission for the Financial Market), which is a Chilean public service that has among its main objectives to ensure the correct functioning, development, and stability of the financial markets in Chile.

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

  The MLCC operating company Annual Reports, dating from 2010, provide some information on the progress of feasibility, development, and construction of the Caserones Mine, including through to initial production from the solvent extraction, and electrowinning ("SX-EW") and concentrator plants. From 2014 through 2020, the annual reports are concerned with activities of a fully fledged operating company and all related aspects. All MLCC Annual Reports contain consolidated financial statements for the operating company.

  From the annual reports for MLCC, three important aspects are reported with updates from year to year: These are historical reserves (see Table 1.1); metals production (see Table 1.2); and ownership (see Table 1.3).

1.5 Historical Mineral Reserve Estimates

The MLCC Annual Reports include an annual "reserve statement" with no accompanying qualifying attributes or supporting assumptions given. MLCC's most recent reserve statement is from its 2020 Annual Report and does not adhere to CIM Guidelines for reserve reporting. This reserve statement predates EMX's acquisition of its interest in Caserones, and is therefore considered to be an historical reserve estimate.

As background, in Note 4a to the Financial Statements in its 2020 Annual Report dated May 2021, MLCC states:

  "Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's [MLCC's] mining properties. Such reserve and mineral resource estimates and changes to these may impact the Company's [MLCC's] reported financial position and results, in the following ways:

    The carrying value of property, plant and equipment and intangible assets may be affected due to changes in estimated future cash flows;

    Depreciation and amortization charges in the statement of profit or loss may change where such charges are determined using the unit of production ("UOP") method, or where the useful life of the related assets change;

    Capitalized stripping costs recognized in the statement of financial position as either part of property, plant and equipment or inventory or charged to profit or loss may change due to changes in stripping ratios;

    Provisions for rehabilitation and environmental provisions may change when reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgments regarding the existence of such assets and in estimates of the likely recovery of such assets.

The Company [MLCC] estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth, and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body."

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

MLCC's 2020 Annual Report has an historical reserve estimate, subject to the limitations and comments indicated in the previous paragraphs of this section, as given in Table 1.1, and is shown with the annual yearly historical reserves for the mine from 2010-2019. The most recent estimate from 2020 is hereby adopted as the "historical reserve" estimate in this Technical Report as bold highlighted in the table below.

MLCC Annual Report Year	Tonnes (Mt)	Minerals to Concentrator (Sulfides)			Minerals to Dump Leach (Leachables)			Estimated Life of Mine (LOM) Years
		CuT (%)	CuS (%)	Mo (ppm)	Tonnes (Mt)	CuT (%)	CuS (%)
2010	1,047	0.34		126	295	0.30		28
2011	1,047	0.34		126	336	0.30		28
2012	1,047	0.34		126	336	0.30		28
2013	1,047	0.33		126	336	0.30		28
2014	1,085	0.34		123	292	0.28		29
2015	1,044	0.33	0.17	124	319	0.27	0.20	28
2016	1,022	0.32	0.17	124	306	0.27	0.19	27
2017	849	0.35	0.20	132	251	0.28	0.19	22
2018	821	0.34	0.19	131	237	0.28	0.19	21
2019	710	0.37	0.18	147	406	0.23	0.16	19
2020	604	0.37	0.20	139	288	0.24	0.18	17

Table 1.1: Historical Caserones Reserve Statements and LOM - by Year

Source: MLCC Annual Reports - 2010 to 2020

The historical reserve statements do not use categories as defined in CIM Definition Standards, but the author considers the reported reserves to be equivalent to Proven and Probable. The author is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates presented and therefor these estimates should not be relied upon. A qualified person has not performed sufficient work to classify the historical reserve estimate for Caserones as current, and the historical estimate is not considered to be a current mineral reserve.

As Caserones is an active mining operation with over seven years of production history, it is the opinion of the author that the historical reserves are relevant in that they provide a general basis for establishing the mineralized material supporting MLCC's life-of-mine forecast given nameplate flotation and SX-EW processing capacities (see section 1.6) and historical production statements. However, the historical reserves should not be relied upon until verified by a qualified person. Significant compilation, review, and independent verification by qualified persons of geological, engineering, metallurgical, economic, and other data that support ongoing mining operations will be required before the historical estimate can be classified as current mineral reserves.

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Greg Walker Consulting Geologist	For: EMX Royalty Corp

1.6 Operations, Environmental Liabilities, & Ownership

Information on operations, environmental liabilities, and ownership is largely limited to public information disclosed or published by the historical option-holder over the project; the current operating company (MLCC) website, with limited relevant information; scarce MLCC parent company public news releases; and the operating company (MLCC) annual reports. EMX also has access to reports from the mine operators  to the Vendors showing how royalty calculations are arrived at by virtue of their ownership interest in California. This information is mostly financial in nature and is not in the public domain.

Operations - Caserones is an open pit mine producing copper and molybdenum concentrates from a conventional crusher and mill and flotation plant, together with copper cathodes from a dump leach, SX-EW plant. Construction of the production facilities began in March 2010 and production of refined copper from a dump leach by SX-EW began in 2013, followed by copper and molybdenum concentrates production in 2014. The concentrator plant has a nameplate capacity to process 105,000 tonnes/day ("t/d") to produce an annual average of up to 150,000 tonnes/year ("t/y") of fine copper in concentrates and up to 3,000 t/y of fine molybdenum in concentrates, together with a dump leach project combined with a SX-EW plant to produce up to 30,000 t/y of copper in cathodes. MLCC has published basic production information in its Annual Reports (2010 - 2020), which is summarized in Table 1.2.

MLCC Annual Report Year	Copper Concentrate		Copper Cathode
	Fine Cu (Tonnes)	Fine Mo (Tonnes)	Fine Cu (Tonnes)
2010	N/A	N/A	N/A
2011	N/A	N/A	N/A
2012	N/A	N/A	N/A
2013	N/A	N/A	16,193
2014	19,501	N/A	26,803
2015	46,788	218	28,579
2016	83,014	1,049	34,368
2017	88,643	898	32,294
2018	108,073	1,697	28,477
2019	121,499	2,778	24,566
2020	104,917	2,453	22,056

Table 1.2: Historical Caserones Metals Production Statistics - by Year

Source: MLCC Annual Reports - 2010 to 2020

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According to MLCC's 2020 Annual Report,  the Mine produced 104,917 tonnes of fine copper in concentrate; 2,453 tonnes of fine molybdenum in concentrate; and 22,056 tonnes of fine copper in cathodes during calendar year 2020. According to the 2020 Annual Report, the open pit operated with an average waste / ore strip ratio of 0.47 and had 17 years of remaining "useful" life. There is no available information with respect to current exploration activities, or resource and reserve development at the Caserones Mine and associated mineral concessions.

Going Concern - Also in MLCC's 2020 Annual Report as Note 2 to MLCC's Financial Statements - Going Concern:

"For the years ended December 31, 2020 and 2019, the Company incurred net losses of US$768,064,000 and US$106,781,000 respectively, and shows negative equity (deficit) of US$1,370,932,000 and US$602,854,000 as of December 31, 2020 and December 31, 2019 respectively. As of December 31, 2020 the Company presents negative working capital of US$76,998,000. The financial statements were prepared on a going concern basis. Management obtained representation from the Company's parent JX Nippon Mining & Metals Corporation ("JXNMM"), through its various subsidiaries, including MLCC Finance Netherlands B.V. ("MFN") a major direct shareholder of the Company, confirming that it is JXNMM's intention, subject to the approval of its Board of Directors and any other necessary authorizations by its shareholders, to cause the Company to be provided with necessary financing, until such time as the Company will generate sufficient funds to maintain its operations and fulfill its financial obligations on a timely basis. Such financing may be in the form of shareholder loans or equity contributions, or by other means such as bank loans with or without shareholders' guaranties or any combination of the abovementioned sources of financing."

Environmental Compliance Program - According to MLCC's Annual Report for 2020, MLCC continued a process to establish a compliance program in 2020 associated with the latest process N° 1 / ROL D-018-2019, initiated by the Chilean state Superintendence of the Environment (Superintendencia del Medio Ambiente  or "SMA"),  on February 19, 2019, in which 18 environmental infractions at Caserones were documented and sanctioned, some of which dated back to previous sanctioning processes. MLCC currently has an agreement with the SMA in terms of solving 16 of the 18 infractions, including the submission of an updated Environmental Impact Assessment for the Mine, whilst two of the infractions are still subject to legal processes. MLCC is potentially subject to fines, revocation of certain environmental permits, or, in the worst case, (temporary) closure, if it fails to meet its commitments with the SMA.

Ownership - An update to the Caserones Operating Company, MLCC, ownership structure was provided in the MLCC 2020 Annual Report in Note 1 of the Financial Statements:

"The shareholders of the Company as of December 31, 2020 are MLCC Finance Netherlands B.V., a subsidiary of Eneos Holdings Inc. (the ultimate parent of the Company), with 68.68% participation; NCR Canada Enterprises Corp. with 2.83% participation; Nippon Caserones Resources Co., Ltd. with 21.40% participation; and Mitsui Bussan Copper Investment & Co. with 7.09% participation".

A change in ownership from December 31, 2020 to February 2021 is documented as a subsequent event to the 2020 Annual Report and is indicated in Note 29 to the Financial Statements as follows:

"On November 9, 2020, JX Nippon Mining & Metals Corporation announced that it has reached a basic agreement with Mitsui Mining & Smelting Co., Ltd. and Mitsui & Co., Ltd., joint investors in the Caserones Copper Mine, on the transfer to the Company of all their rights and interests in the mine (Mitsui Kinzoku: 25.87%, Mitsui & Co.: 22.63%). During February 2021, all the remaining liquidation of shares and debt were finalized. Further, we don't anticipate significant impacts in the operation of Caserones as a consequence of this transaction as JX Metals remains the operator".

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MLCC Annual Report Year	Pan Pacific Copper Co. Ltd. (1) %	PPC Canada / NCR Canada Enterprises Corp. %	Mitsui Bussan Copper Investment & Co. Ltd. %	MLCC Finance Netherlands BV (2) %	Nippon Caserones Resources Co., Ltd. (3) %
2010	50.56	24.44	25.00
2011	50.56	24.44	25.00
2012	60.28	14.72	25.00
2013	66.58	9.54	23.88
2014	68.34	9.03	22.63
2015	68.34	9.03	22.63
2016	68.34	9.03	22.63
2017 *	21.40	2.83	7.09	68.68
2018	21.40	2.83	7.09	68.68
2019	21.40	2.83	7.09	68.68
2020 **		2.83	7.09	68.68	21.40

Table 1.3: Historical Ownership Structure of Caserones Operating Company MLCC - by Year

Source: MLCC Annual Reports - 2010 to 2020

Source: JX Nippon Mining & Metals Corporation News Releases - 2020

(1) Pan Pacific Copper Co. Ltd. owned JX Nippon Mining & Metals Corporation 67.8% / Mitsui Mining & Smelting Co. Ltd. 32.2%.

(2) Subsidiary of Eneos Holdings Inc. (as is JX Nippon Mining & Metals Corporation).

(3) Nippon Caserones Resources Co., Ltd. initially owned by JX Nippon Mining & Metals  Corporation 67.8% / Mitsui Mining & Smelting Co., Ltd. 32.2%, and subsequently in November 2020, Mitsui Mining & Smelting Co., Ltd. commits to transfer its participating ownership to JX Nippon Mining & Metals Corporation.

(*) Debt for equity swap dated March 31, 2017 with MLCC Finance Netherlands BV.

(**) February 12, 2020: JX Nippon Mining & Metals Corporation, Pan Pacific Copper Co., Ltd. and Mitsui Mining & Smelting Co., Ltd. (Mitsui Kinzoku) announced that the Caserones Copper Mine-related business in the Republic of Chile is to be transferred to a venture company directly funded by JX Metals and Mitsui Kinzoku, namely Nippon Caserones Resources Co., Ltd.

(**) April 1, 2020: Shareholdings transferred from Pan Pacific Copper Co. Ltd. to Nippon Caserones Resources Co., Ltd.

(**) November 9, 2020: JX Nippon Mining & Metals Corporation announced that it had reached a basic agreement with Mitsui Mining & Smelting Co., Ltd (Mitsui Kinzoku) and Mitsui & Co., Ltd., joint investors in the Caserones Copper Mine, on the transfer to the JX Nippon Mining & Metals Corporation of all their rights and interests in the mine (Mitsui Kinzoku: 25.87%, Mitsui & Co.: 22.63%).

EMX does not have the data or supporting information to independently verify the disclosures above, but believes that they were accurate and were not misleading at the time of disclosure.

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1.7 Conclusions and Recommendations

Although current technical and other information for the Caserones Mine is generally unavailable, the Mine has been operating since 2013 (dump leach) and 2014 (concentrator plant), with public information available in relation to historical reserves and annual production of copper in cathode, copper in concentrate and molybdenum in concentrate since initiation of production. The Caserones Royalty holders (Vendors) have been receiving quarterly royalty payments since inception of the mining operations. EMX has received its first royalty payment distribution (dividend) from California to Tercero relating to Q2 2021 production as disclosed in EMX's September 14, 2021 news release, its second royalty payment distribution relating to Q3 2021 production as of November 30, 2021, and its third royalty payment distribution relating to Q4 2021 production as of February 28, 2022 See Table 1.4 for the calendar year 2021 Royalty payment calculations.

According to MLCC, at year end 2020, the mine had a forecast mine life of 17 years. While environmental infractions have resulted in fines and sanctions from the Chilean authorities, there is a clear program of remediation and improvement approved by the Chilean government to overcome these problems. JX Nippon has publicly indicated the importance of Caserones as a source of clean, high-quality concentrates and cathodes to smelters and the market in general, and its financial commitment to MLCC. MLCC's mineral concessions are in good standing, and no immediate threat to ongoing production and resulting royalty payments has been identified.

Table 1.4: Royalty Calculations in US$ for Calendar 2021

Source: EMX 2022

Based upon the historical information available and more recent publicly available information, together with information provided by EMX, the author is aware that the Caserones Mine operator reported material net losses in 2019 and 2020, and that there are environmental liabilities and sanctions applicable to the operation that could be a potential risk to EMX's cash flow from payments of the EMX Royalty. However, it appears that MLCC has put in place adequate financing to continue operations and is actively addressing the environmental issues. The author is unaware of any other significant factors or risks that may affect access, title, or the right or ability for MLCC to continue operating the Caserones Mine to produce copper and molybdenum concentrates and copper cathodes for the duration of the projected life of mine.

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The author recommends that EMX continue to monitor and update available information sources in order to maintain and improve its working knowledge of the Caserones Mine and operation. EMX should make representations to MLCC via California, together with the other shareholders, to obtain permission to conduct a site visit, which right should be exercised as soon as conditions permit.

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2. Introduction

2.1 Scope of Work and Terms of Reference

EMX, together with Altus, entered into an agreement dated August 16, 2021 to purchase a portion of the Caserones Royalty held by California, and subsequently closed the Transaction with California between August 19 and September 2, 2021. The EMX Royalty is considered to be material to EMX. The author has been informed by EMX that a Technical Report is required according to Section 4.2 (1) of NI 43-101.

This Technical Report has been prepared as an NI 43-101 Technical Report for EMX to support the information disclosed in EMX's annual information form for the fiscal year ended December 31, 2021. EMX holds a royalty interest (not direct ownership) in the Caserones Mine in northern Chile. Mining companies are not typically required to, and as a matter of practice do not normally, disclose detailed information to holders of a royalty interest in their operations unless legally or contractually mandated to do so. The royalty holder, therefore, is limited in the amount of information it can disclose to that which is available in the public domain. This Technical Report, therefore, relies largely upon information available in the public domain, together with limited non-confidential information available to EMX because of its acquisition of the EMX Royalty.

This Technical Report is dated March 1, 2022 and has an effective date of February 28, 2022. The Technical Report presents historical resources and reserves , as well as historical production summaries, from public disclosures, including those by historical option holders and owners, as well as the current owners.

2.2 Sources of Information and Exemptions for Royalty Interest

Studies and additional references used for this Technical Report are listed in Section 27. The author has reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed.

EMX has no right to request scientific and technical data for Caserones from MLCC. EMX requested all relevant data and reports during its due diligence assessment of the Caserones Royalty, and received largely financial data from California relating to the royalty payments made by MLCC to the Vendors for the period 2019 to 2021. Otherwise EMX, and the author of this Technical Report, have had to largely rely on publicly available information sources to understand the ownership, operation, history, and other technical details of the Caserones Mine. Sections 9.2 (2) and (3) of NI 43-101 provide relief from property inspections, data verification, and document reviews if the royalty holder has requested but not received access to the necessary data. Due to the Caserones Royalty holder's (i.e., California) lack of legal rights to obtain these data, and by extension EMX, the author was unable to conduct a detailed and thorough technical assessment of Caserones.

The primary sources of information for this Technical Report are historical in nature as listed below:

  Lumina Copper Corp. (TSX: LCC) (AMEX: LCC) and subsequently Regalito Copper Corp. (TSX: RLO) news releases from October 2003 to July 2006.
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  Technical Report on the Regalito Property, Region III, Northern Chile

    Prepared for: Lumina Copper Corporation By: Miron Berezowsky, P.Eng. (AMEC (Perú) S.A.); Effective date: December 12, 2003

  Technical Report on the Regalito Cu Property, Region III, Northern Chile

    Prepared for: Lumina Copper Corp. By: Ted Eggleston, Ph.D., P.Geo. / Robert Sim, P.Geo. / Robert Cinits, P.Geo. / Steve Blower, P.Geo. (AMEC (Perú) S.A.); Effective date: January 24, 2005

    This report updates and replaces the Technical Report prepared by AMEC entitled "Technical Report on the Regalito Property, Region III, Northern Chile" with an effective date of December 12, 2003 (Berezowski, 2003).

  Pan Pacific Copper Co. Ltd. (alliance between JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co., Ltd.) and JX Nippon Mining & Metals Corporation (subsidiary of ENEOS Holdings Inc.) news releases from March 2006 to November 2020.

    These news releases do not adhere to NI-43-101 requirements, and EMX has not been able to check the veracity of statements from these sources. However, the author has no reason to believe the disclosures were inaccurate at the time the statements were made.

  MLCC Annual Reports, and in particular the most recent Annual Report for 2020 dated May 21, 2021.

    These annual reports do not adhere to NI-43-101 requirements, and EMX has not been able to check the veracity of statements from these sources. However, the author has no reason to believe the disclosures were inaccurate at the time the statements were made.

  MLCC's filed Annual Reports can be found on the Chilean state website - Comisión Para El Mecardo Financiero or "CMF" at:

    (https://www.cmfchile.cl/institucional/mercados/entidad.php?mercado=O&rut=99531960&grupo=&tipoentidad=SARYT&row=AABbBQABwAAABBVAAG&vig=VI&control=svs&pestania=49)

  Academic publications with reference to the geology of the Maricunga mineral belt and very limited academic publications with reference to the geology of Caserones (Regalito)

Where technical information is derived from the above reports and news releases, the author has reasonably assumed such information was prepared in accordance with NI 43-101 requirements, unless specifically indicated.

For the Caserones Royalty information, the author has relied on the following legal agreements provided by EMX, and which are also filed in public registries in Chile:

  Contrato de Promesa Regalito Compañía Minera Caserones y Otra y Minera Lumina Copper Chile S.A (Dated November 2004)
  Contrato de Compraventa de Concesiones Mineras - Compañía Minera Caserones y Otra a Minera Lumina Copper Chile S.A. (Dated March 26, 2009).
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  Protocolización Acuerdo Compañía Minera Caserones y Otra a SCM Minera Lumina Copper Chile (Dated September 3, 2018).

Additionally, the author has relied on the following news releases by EMX in relation to the acquisition of the EMX Royalty:

  EMX Acquires Royalty on Caserones Copper-Molybdenum Mine in Northern Chile (EMX news release dated August 17, 2021).

  EMX Completes Initial Closing on the Royalty Acquisition on the Caserones Copper-Molybdenum Mine in Northern Chile (EMX news release dated August 23, 2021).

  EMX Completes Final Closing on the Royalty Acquisition on the Caserones Copper-Molybdenum Mine in Northern Chile (EMX news release dated September 3, 2021).

  EMX to Receive Initial Royalty Payment from the Caserones Copper-Molybdenum Mine in Northern Chile (EMX news release dated September 14, 2021).

This Technical Report necessarily includes a series of exclusions pursuant to Sections 9.2 (2) and (3) of NI 43-101. The quality of information, conclusions, and estimates contained herein are consistent with the level of effort involved in the author's services, based on i) information available at the time of preparation, ii) data acquired from outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.

This Technical Report was prepared for EMX by Gregory W. Walker, SME Registered Member, an independent Qualified Person under the requirements of NI 43-101.

2.3 Personal Inspection of the Caserones Mine by the Author

The author did not conduct a site visit, did not independently sample and assay portions of the deposit, and did not review the following items prescribed by NI 43-101F1 technical report form due to a lack of access to the Mine property and relevant underlying reports and scientific and technical data:

i) geological investigations, reconciliation studies, independent check assaying, data verifications and independent audits;

ii) mineral processing and metallurgical testing;

iii) estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or

iv) mining methods, recovery methods, project infrastructure environmental studies, permitting and supporting documentation and the associated technical parameters, including assumptions regarding future operating costs, capital expenditures, cash flow model and saleable metal for the mining asset.

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The author and EMX as a royalty holder, are relying on the exemptions provided by Sections 9.2 (2) and (3) of NI 43-101 for the completion of this Technical Report.

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3. Reliance on Other Experts

The author has not researched property title, mineral rights, or royalty rights for the Caserones Mine and has relied on other experts as to the ownership status of the Mine and the associated mineral concessions.

For property title information disclosed in Section 4.2 of this Technical Report, the author has relied on the Legal Opinion completed by Pablo Mir Balmaceda, Attorney and Senior Partner at Bofill Mir & Alvarez Jana ("BMAJ"), provided by EMX. Pablo Mir Balmaceda is an attorney and Senior Partner at BMAJ, a Santiago, Chile based law firm with practice area expertise that includes mining and commercial law. The author considers it reasonable to rely on a long-established Chilean law firm with subject matter expertise to provide the following Legal Opinion for the Caserones Mine:

  Caserones - "Legal Opinion Over Chilean Mining Legal Company and Underlying Assets" for EMX - P. Mir / BMAJ - Dated August 11, 2021.

BMAJ also provided EMX with a "Red Flag" report that documented various legal aspects of the Caserones Royalty interest, including Corporate aspects, Mining Property aspects, Environmental Matters, Authorisations and Permits, and Tax aspects:

  "Red Flags Report, Caserones Royalty" for EMX - BMAJ - Dated August 13, 2021

Additionally, the author has referred to a study of Chilean mineral concessions ("Cadastre") completed by Landman Service S.A., provided by EMX. Landman Service S.A. is a long established, Santiago, Chile based professional mineral concessions study and management company that has provided a Cadastre of the mineral concessions related to the Caserones Mine:

  Caserones - "Estudio de Catastro Minero" - Tamara Hernandez, Head of Mining Property, Measurement Expert (Perito Mensurador) - Dated April 21, 2021.

  An updated map to accompany the Cadastre was subsequently provided by Landman Service S.A. dated August 28, 2021, which clarified the Caserones Royalty concessions and a  two km Area of Interest ("AOI") or buffer around the Caserones Royalty concessions, but did not materially alter the results of the Cadastre.

Sections 9.2 and (2) (3) of NI 43-101 provide relief from inspections and verifications if the royalty holder has requested but not received access to necessary data, and as a consequence permits the information in the technical report to be based on information which is in the public domain. Due to the royalty holder's lack of legal rights to obtain these data, and by extension EMX, the author was unable to conduct a detailed, thorough, and independent assessment.

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4. Property Description and Location

4.1 Property Location

Figure 4.1: Location of the Caserones Mine in the Atacama Region III of Northern Chile

Source: MLCC Annual Report 2013

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The Caserones Mine complex is located in the high cordillera of the Central Andes Mountains, in the Atacama Region III of northern Chile, at 28°10' latitude south and 69°32' longitude west, at altitudes varying from 3,900 to 4,600 meters above sea level. The Mine is some 115 km (straight line) southeast of the city of Copiapó (the regional capital) and approximately 15 km west of the international border with Argentina (Figure 4.1). The Caserones Mine camp, at Carrizalillo Grande, is located 40 km to the west of the industrial facilities at approximately 2,000 masl.

Copiapo is a regional center with a population of 130,000 and its commercial airport is serviced by several daily flights from Santiago, a flight time of 1.5 hours. The Mine is 162 km by established road, east from Copiapo, and the driving time is approximately four hours.

4.2 Land Tenure, Agreements and Royalties

The Caserones Mine mineral concessions that are subject to the Caserones Royalty cover approximately 17,000 hectares, with the current mining operation located in the southeastern quadrant of the principal block of the Caserones Royalty concessions package, with a secondary, smaller block of the Caserones Royalty concessions to the south (Figure 4.2).

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Figure 4.2: EMX Royalty Interests and Caserones Royalty Concessions Location Map

Source: EMX - 2022

A Legal Opinion completed by P. Mir of Bofill Mir & Alvarez Jana ("BMAJ"), a Santiago, Chile based law firm with competencies in the matter, dated August 11, 2021, details the Caserones Royalty rights to which California, and consequently EMX, is entitled to over the net smelter returns ("NSR") of the Caserones Mine. Caserones is owned and operated by MLCC and comprises a copper and molybdenum open pit mine located in the borough of Tierra Amarilla, Atacama Region III, Chile.

For the purposes of the Legal Opinion, BMAJ examined the originals or copies, certified, or identified to its satisfaction, of the documents related to (a) California, and (b) the Underlying Assets (mineral concessions), from official public records, certificates of public officials and other documents, and considered such questions of law and made such other investigations as it deemed relevant or necessary as a basis for the Legal Opinion.

BMAJ assumed the genuineness of all signatures, the legal capacity of all individuals, the authenticity of all documents submitted to it as originals, and the conformity to authentic original documents of all documents submitted to it as certified copies or facsimiles thereof. BMAJ also assumed the completeness, truth and accuracy of all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed by public officials.

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The results of the Legal Opinion are described below in Sections 4.2.1 and 4.2.2 and 4.2.3.

4.2.1 Sociedad Legal Minera California Una de la Sierra Peña Negra - "California"

In Chile, mining concessions can be owned by any person or entity, private or public. In the case that two or more persons or entities jointly request the constitution of one mining concession, or jointly acquire a mining concession in process or already constituted, then a legal mining company "Sociedad Legal Minera" ("SLM" or "Legal Mining Company") will be constituted by the sole effect of the law. The relevant Legal Mining Company will take the name of the mining concession that generated its constitution, plus a mention to the place in which such concession is located.

The Legal Mining Company's equity is divided into shares that can be transferred freely by its shareholders. The original shareholders of the Legal Mining Company will be the persons or entities that jointly requested or acquired the original mining concession. If all the shares of a Legal Mining Company are acquired by one person or entity, such Legal Mining Company will be terminated by the application of Chilean law and its assets will be acquired by the acquiring person or entity.

Once the mining concession application ("pedimento" or "manifestación") is registered in the corresponding Mining Registrar, the Mining Registrar will proceed ex officio with the incorporation and registration of the Legal Mining Company in the Shareholders Registry of the Mining Registrar.

The relevant decisions for the governance and management of a Legal Mining Company, such as the transfer of mining concessions owned by such entity, and for the signing of agreements to that effect, must be agreed in a shareholders meeting by at least two thirds of the Legal Mining Company's shares.

California was originally created by this legal methodology. As of the date of the Legal Opinion, the relevant information for California was as follows:

(i) Full Corporate Name: Sociedad Legal Minera California Una de la Sierra Peña Negra.

(ii) Type of Company:  Legal Mining Company ("Sociedad Legal Minera" or "SLM").

(iii) Duration:  Undefined.

(iv) Company Business: N/A.

(v) Country of incorporation: Republic of Chile.

(vi) Domicile:  Copiapó, Chile.

(vii) Capital:  N/A.

(viii) Shares:  100.

(ix) Shareholders:  California - prior to the acquisition by Tercero - had 26 shareholders.

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(x) Administration:  The Legal Mining Company must be administrated by proxies specially appointed by a shareholders' meeting whose minute shall be reduced to a public deed and registered in the Shareholders Registry of the competent Mining Registrar.

(xi) Dissolution:  California will be terminated upon (i) the sale, termination or expiration of all mining concessions owned by California; or (ii) the consolidation of all shares of California in the hands of a single person.

(xii) Dispute Resolution: Any dispute, litigation, or controversy between the shareholders of California, or between them and the administration, shall be resolved before the Ordinary Courts of Justice in Chile having jurisdiction.

Pursuant to the documents reviewed as part of the Legal Opinion, BMAJ concluded that:

(i) California was incorporated as a Legal Mining Company, and was duly registered on page 122v, number 99 of the Discovery Register of Copiapó's Mining Registrar corresponding to the year 1983, and on page 282, number 488 of the Shareholders Register of Copiapó's Mining Registrar corresponding to the year 1988.

(ii) Through BMAJ's review of public registries available in Copiapó's Mining Registry, it confirmed that California is in good standing as of the date of the Legal Opinion.

(iii) California has an unlimited duration.

(iv) The total number of the issued and outstanding shares of California is 100 shares currently distributed between 26 shareholders.

(v) Through BMAJ's review of public registries available in Copiapó's Mining Registry, it confirmed that California's shares are free of pledges, liens, encumbrances, prohibitions, interdictions or attachments of any kind. A usufruct in favour of one individual has been cancelled as of the date of this Technical Report.

Post-acquisition of the shares in California by Tercero, three original shareholders are no longer shareholders, and the total number of shareholders, including Tercero as a 43% shareholder, is now 24.

4.2.2 Underlying Assets of California

Through a public deed dated March 26, 2009 (Contrato de Compraventa de Concesiones Mineras - Compañía Minera Caserones y Otra a Minera Lumina Copper Chile S.A.), granted in the Notary Public of Mr. Camilo Valenzuela Riveros in Santiago (the "Royalty Agreement"), MLCC, acting as buyer, and CMC and California, together acting as Vendors, agreed on the sale and purchase of the mining properties that formed the Caserones project (previously Regalito).

Pursuant to Article Four of the Royalty Agreement, MLCC agreed to pay to the Vendors, as consideration for the purchase of the mining concessions object of said agreement, the following:

(i) A fixed price of US$900,000, which was fully paid on the execution date;

(ii) An anticipated variable price (Precio Variable Anticipado) of US$200,000 to be paid if, after the execution date and prior to Caserones' commercial operation date the average price of the pound of copper fixed in accordance with the London Metal Exchange, is of US$1 or more per pound, and remains in such average price for one year or more. The anticipated variable price shall be paid for each year in which the condition is met. Once commercial operation is initiated, and if the annual Caserones Royalty in the first years is more than US$200,000, the Vendors may deduct from the Caserones Royalty 50% of the amount that exceeds US$200,000 and apply this amount to the anticipated variable price payment, until this amount is completely compensated; and

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(iii) The Caserones Royalty, which consists of a net smelter return ("NSR") royalty to be paid by MLCC once commercial operations at Caserones are initiated, according to the following:

a) If the average price per pound of copper is less than US$1.00: the payment corresponds to a variable price based on an NSR of 1%.

b) If the average price per pound of copper is between US$1.00 and US$$1.25: the payment corresponds to a variable price based on an NSR of 2%.

c) If the average price per pound of copper is more than US$1.25: the payment corresponds to a variable price based on an NSR of 2.88%.

(iv) The Caserones Royalty payments shall be distributed to the Vendors in the following proportions: 32,5% to CMC and 67,5% to California. Also, according to the Royalty Agreement, MLCC shall be obliged to pay the variable price consisting of the Caserones Royalty, determined in accordance with the NSR, even if new taxes are established that specifically affect the mining activity.

By means of a private document signed on September 3, 2018 (Protocolización Acuerdo Compañía Minera Caserones y Otra a SCM Minera Lumina Copper Chile), the parties to the Royalty Agreement (MLCC and the Vendors) agreed on a mechanism to overcome some differences in the calculation of the Caserones Royalty, in particular related to some permitted deductions. The parties agreed to settle historical errors in the calculation of the Caserones Royalty by a net lump sum payment in favour of the Vendors, with an additional agreement to modify and agree on some of the permitted deductions, including an agreement to apply one unique deduction to replace all other permitted costs, expenses and fees related to the sales of mineral products from the mineral concessions originally defined in Clause 4 of the Royalty Agreement, consisting of US$830,000 per calendar year multiplied by the applicable NSR rate. The US$830,000 figure will be adjusted annually in concordance with the inflation rate in the USA (CPI-All Urban Consumers - published by Bureau of Labour Statistics of US Department of Labour) for that year.

4.2.3 Mining Concessions Subject to the Caserones Royalty

According to both the Legal Opinion completed by BMAJ, dated August 11, 2021, and the study of mineral concessions ("Cadastre") provided by Landman Service S.A., dated April 21, 2021, the mineral exploitation concessions subject to the Caserones Royalty are in good standing as of the date of the study, with their annual taxes ("patentes") paid. Additionally, the mineral exploitation concessions have preferential rights over the areas they cover, and there are no overlapping concessions with third parties that have been detected. The author is unaware of any changes to the status of the mineral concessions as of the date of this Technical Report.

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The mineral exploitation concessions subject to the Caserones Royalty comprise a total of 61 constituted exploitation concessions totalling 16,618 hectares. The mineral exploitation concessions subject to the Caserones Royalty are listed below in Table 4.1, and maps of the mineral exploitation concessions subject to the Caserones Royalty are presented as Figures 4.3 and 4.4:

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Table 4.1: List of Mineral Exploitation Concessions Subject to the Caserones Royalty

Source: Legal Opinion - P. Mir of Bofill Mir & Alvarez Jana - dated August 11, 2021

The Caserones Royalty concessions are separated into two blocks, with the northern block comprising 54 concessions representing the most important block at the current time covering the Caserones Mine, with northern block Royalty concessions as shown in Figure 4.3. The southern block is centred approximately seven km southwest of the northern block and comprises seven concessions, as shown in Figure 4.4.

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Figure 4.3: Map of Mineral Exploitation Concessions Subject to the Caserones Royalty

Northern Block

(In Green - Including Coverage of Caserones Mine Operations)

(Heavy Black Line - Illustrates two km AOI)

Source: Landman Service S.A. - August 28, 2021

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Figure 4.4: Map of Mineral Exploitation Concessions Subject to the Caserones Royalty

Southern Block

(In Green)

(Heavy Black Line - Illustrates two km AOI)

Source: Landman Service S.A. - August 28, 2021

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The two Royalty concessions blocks can be illustrated with an image from Google Earth showing the results of the Cadastre with Royalty concessions in green and the two km AOI as a heavy black line, as shown in Figure 4.5.

Figure 4.5: Map of Mineral Exploitation Concessions Subject to the Caserones Royalty

(In Green)

(Heavy Black Line - Illustrates two km AOI)

Viewed as Google Earth Image

Source: Landman Service S.A. - August 28, 2021

4.2.4 EMX Royalty Interest

According to EMX's public disclosure on August 17, 2021, and the underlying royalty share-purchase agreement between Tercero and California, EMX acquired an effective 0.418% NSR royalty interest in the Caserones Mine production of copper and molybdenum by virtue of its purchase of a shareholding in California.

To purchase a portion of the Caserones Royalty, EMX formed a 50%-50% partnership with Altus Strategies Plc ("Altus" - AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty for US$68.2 million. EMX and Altus each control an effective 0.418% royalty interest, and each were responsible for $34.1 million of the purchase price.

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The Caserones Mine is subject  up to a 2.88% NSR royalty provided for in a 2009 agreement between MLCC as purchaser, and CMC and California as vendors. CMC and California originally staked the mineral claims that overlie the Caserones deposit, and ownership of the 2.88% NSR royalty is divided between CMC (32.5%) and California (67.5%). Under the 2009 agreement, the NSR interest will be reduced to 2% and 1% if the London Metal Exchange ("LME") quoted copper price falls below US$1.25 and US$1.00 per pound respectively.

EMX and Altus formed a Chilean subsidiary company, Minera Tercero SpA ("Tercero"), of which EMX and Altus each own 50%, with a shareholders' agreement signed between EMX and Altus dated August 16, 2021. Tercero has purchased (the equivalent of) 43% of the issued and outstanding shares of California through Share Purchase Agreements, dated August 19, 2021 and September 2, 2021, with 16 shareholders of California for US$68.2 million. Tercero also entered into Shareholders' Agreements to govern California with the selling shareholders of California, which together with Tercero hold approximately 89% of California's issued and outstanding shares, also dated August 19, 2021 and September 2, 2021. California's sole purpose is to administer itself, receive royalty payments from MLCC, pay Chilean taxes, and distribute its royalty proceeds to the shareholders, including Tercero.

Closing of the Transaction took place in two phases with the first phase completed on August 19, 2021 whereby Tercero acquired 33% of SLM California's shares for US$52.3 million. The second and final purchase of the remaining 10% of SLM California's shares was completed on September 2, 2021 for US$15.9 million.

As part of the acquisition of a portion of the Caserones Royalty by Tercero, it was agreed with the other shareholders that California should be converted from its existing status as a SLM (Sociedad Legal Minera) into a SpA (Sociedad por Acciones), to be named Minera California SpA. The reason for this is that any Sociedad Legal Minera has a very basic corporate structure, with no bylaws and only regulated by the rules of the Mining Code. A Sociedad por Acciones allows for bylaws that, among other things, will establish a three-member Board of Directors to manage the company, one of which will be appointed by Minera Tercero, and will also include a change of company address from the northern city of Copiapo to the capital city of Santiago. This conversion from SLM California into Compañía Minera California is already registered in the Santiago commerce registrar but is still pending the cancellation of the registration of the SLM in Copiapo and is consequently still in process at the time of disclosure.

4.2.5 Chilean State Royalties and Taxes

As a royalty holder, EMX is subject to corporate income taxes and withholding taxes for foreign transfers of income from its jointly owned Chilean subsidiary (Tercero). Chilean state mining royalties are applicable to the Caserones Mine, but these special taxes do not apply at the level of the Caserones Royalty holders, either for California or Tercero via California. California as holder of the Caserones Royalty creditor position must pay Chilean corporate income tax of 27% upon the reception of royalty payments from Caserones. California then pays a dividend to Tercero, which is not taxable in Chile since it is a dividend paid to a Chilean company.

Finally, other duties and fees applicable to any business are also applicable to mining activities. As such, these companies are subject to municipal and stamp duties and VAT.

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4.3 Project Footprint, Land Requirements and Permits

No detailed information relating to current surface and access rights, as well as permitting, has been found in the public domain by the author. According to the public disclosure by Regalito Copper Corp. in a news release dated November 21, 2005; "the company has purchased majority ownership of approximately 36,000 hectares of surface rights that overlie the Regalito deposit, the planned sites for leach pads and processing infrastructure, and access to the property".

As a development project since 2010 and an operating mine since 2013 with extensive related infrastructure typical of a large ongoing mining operation, the author concludes that Caserones has all necessary surface and access rights and permits for the operation of a major operating mine.

4.4 Environmental Liabilities

According to the Chilean state Superintendence of the Environment (Superintendencia del Medio Ambiente or - "SMA") website (https://portal.sma.gob.cl/), Caserones has original Environmental Qualification Resolutions ("Resoluciones de Calificación Ambiental" or "RCA") from the Chilean authorities dating from 2010, 2011 and 2012.

In 2013, inspectors from the SMA, as well as the National Geology and Mining Service ("Sernageomin"), the National Forestry Corporation, the Agricultural and Livestock Service, the Regional Ministry of Health Secretariat, the Highway Directorate, and the Regional Ministerial Secretariat of Transport and Telecommunications, all from the Atacama Region, carried out audits at the Caserones Mine and initiated a sanctioning procedure that had since been concluded.

In 2019, SMA initiated another sanctioning procedure as the result of audits carried out in previous years and the SMA concluded that there were 18 infractions to the RCA for the project and on February 19, 2019 formally initiated a process of sanctioning the operation and its operator (under sanctioning procedure ID number ROL D-018-2019).

According to MLCC's Annual Report for 2020, MLCC continued a process to establish a compliance program in 2020 associated with addressing the sanctions.

It is a matter of public record in Chile, and EMX's legal counsel in Chile (BMAJ - Red Flags Report - August 13, 2021) has indicated that:

  Sanction Procedure D-018-2019 of the SMA was initiated on February 19, 2019 through the formulation of charges, in which MLCC is accused of a series of violations consisting of non-compliance with its RCA N° 13/2010, RCA N° 151/2011, and RCA N° 57/2014; together with certain actions ordered by the SMA through Exempt Resolution N° 384/2018.

    During the sanctioning procedure, Caserones opted for the presentation of a Compliance Program ("Programa de Cumplimiento" or "PdC"), which included an updated Environmental Impact Study ("EIA"), called "Operational Adequacy of the Minera Caserones Facilities", which was submitted to the Environmental Assessment Service ("SEA") on June 1, 2020. The PdC covered most of the charges, and was approved by the SMA on February 12, 2021, resulting in the suspension of the sanctioning procedure in relation to the charges covered by the PdC while the proposed corrective measures are executed by MLCC, and the SMA verifies compliance with them, and if Caserones does not incur further environmental non-compliance.

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  As was explained, one of the commitments of the PdC consists of the approval of the EIA, which at the date of this Technical Report the EIA evaluation is still in process. The citizen participation ("PAC") has already been carried out (whose detailed annex was published on May 24th of 2021) and the Addendum "(Adenda") has already been submitted by SCM on January 1st this year.
  Notwithstanding the above, there are two charges (out of 18) formulated by the SMA - Nos. 11 and 12 - which were not included in the approval of the PdC, given that they were initially classified by the SMA as profoundly serious ("gravísimos") for having generated irreparable damage to the environment. Caserones presented its statement of defense ("descargos") regarding charges Nos. 11 and 12 on February 26th, 2021.
  By means of resolution number 18 dated March 1, 2021, the SMA, along with considering SCM's arguments as presented, corrected a reference error in the resolution number 15, which was the one that formulated the charges. Thus, the infractions associated with charges 11 and 12 are rated as serious ("graves") and not as profoundly serious, given that they are supposed to have caused reparable environmental damage.

As the sanctioning procedure is now split into two parts - the approved PdC, and the continuing sanctioning of two charges - the following points should be noted:

  With respect to the charges included within the approved PdC, the sanctioning procedure is suspended until the verification by the SMA of the total and satisfactory execution of the approved PdC. If the PdC is not complied with, or Caserones incurs further environmental violations, the sanctioning procedure can be resumed with the possibility of applying up to double the fines that were originally imposed.

  Regarding charges Nos. 11 and 12, as indicated, the sanctioning procedure continues and, in view of the classification of the violations as serious ("graves") Caserones (MLCC) could potentially be subject to:

    The revocation of its RCA; or

    Closure; or

    A fine of up to 5,000 UTA ("Unidad Tributaria Annual" or "UTA"). (In February 2022 one UTA is equivalent to CLP$658,536 (Chilean Pesos or "CLP")

  The two charges defined as serious are related to defects in the construction of the leakage ditches located downstream of the Lamas and Arenas tailings deposits, which were constructed with alluvial fill and without having concrete grout injections that should have stabilised on rock, and which constitute breaches of the conditions set during Caserones' original environmental assessment.

  Consequently, the sanctioning procedure was broken down and continues its course with respect to these two charges.

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Separately, a complaint procedure was filed by interested third parties before the Environmental Court in Antofagasta, Chile, on March 11, 2021, against the SMA Resolution which approved the PdC.

  The third parties argued that the PdC approval was unlawful, mainly because the original sanction procedure was separated into two parts, leaving charges Nos. 11 and 12 following one procedure, and the rest of the charges in the process within the approved PdC, which, in the complainants' opinion, infringed the integrity of the PdC legal criteria, which demands the consideration of all charges formulated for the approval of a PdC by the SMA.

  The PdC is currently still valid and is being executed on the ground by MLCC, as the request for a suspension filed by the complainants was rejected by Antofagasta's Environmental Court.

Both parties presented their legal arguments to the Environmental Court and the tribunal performed an inspection of the Caserones Mine on June 4th, 2021. The judges subsequently agreed on a decision which was published on August 31, 2021, as follows:

  On August 31, 2021, the Primer Tribunal Ambiental (First Environmental Court) of the República de Chile (Chilean Republic) pronounced (Fojas 24480 / Pages 24480) that:

    The claim presented by the Association (3rd parties) of Agricultural Producers and Exporters of the Valley of Copiapó; the Groundwater Community Sector No. 1 "Upstream of the Lautaro Reservoir"; the Community of Groundwater Sector No. 2 "Lautaro Reservoir - La Puerta" and the Groundwater Community Sector No. 3 "La Puerta - Mal Paso" - is rejected.

    No order for the claimants to pay the costs, for having plausible reasons to litigate.

  Later, on September 20, 2021, the Association presented a cassation appeal before the Supreme Court. The appeal is currently in a state of agreement, awaiting the issuance of the final judgement.

It was additionally reported by Mining.Com (www.mining.com/chilean-court-backs-caserones-environmental-remediation-plan) on September 1, 2021, that:

  A Chilean court has approved a $42 million compliance plan submitted by JX Nippon's Caserones mine to repair environmental damage caused by the operation, despite being currently contended by farmers in the country's northern Copiapó region.

  The plan, previously accepted by Chile's Superintendency of the Environment (SMA), came after the regulator brought charges against the miner in early 2019 for over-extracting water from wells feeding the mine and leaks from its tailings.

  The $42-million plan came after Chile's environmental regulator brought charges against the miner for over-extracting water from wells feeding the mine and leaks from its tailings. The mitigation program involves measures such as reintroducing desalinated water into the Copiapó River to counter the drought facing the region.

  Local farmers had filed a legal challenge to the compliance plan on a technicality that Caserones should have addressed all the 18 infractions of which it was accused. The SMA's resolution considered it sufficient for the plan to address 16 of the irregularities detected two years ago. "This court coincides with the analysis of the SMA that it is possible to separate infractions that caused environmental damage from those that did not, and subject them to different avenues of review and correction," the court said.

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EMX has not been able to check the veracity of these recent statements from these sources, but has no reason to believe they were inaccurate at the time the statements were made.

If the Supreme Court decides to accept the complaint filed by the interested third parties, it could void the SMA resolution that approved the PdC, which would lead to a restart of the sanctioning procedure. That would allow the SMA to take some of the following actions:

  Make comments to the PdC, ordering changes to it, and complement it through a new submission of the PdC; or,

  Completely reject the PdC, which would mean that the sanctioning procedure would carry on, not only with respect to charges Nos. 11 and 12, but also regarding all other charges, leading to the possibility of imposing one of the sanctions mentioned above for each one of the charges.

According to MLCC's Annual Report from 2020, three rounds of observations had been completed to the date of the report that comprise the review of 51 actions including an Online Reporting System and 70 water quality and quantity monitoring points. Other actions completed by MLCC include:

  Control system for infiltrations from the tailings deposit, comprising 14 recovery wells.

  Construction of the natural waters drainage system in Rapid 2 Variant gully.

  Increase in the height of the wall of La Brea Tailings Deposit by 33 m, increasing its capacity to a total of 577 million tonnes of tailings.

  Incorporation of new emergency power systems, adding 12,000 kW (15,566 kVA) to installed capacity.

  Increase in sulfuric acid storage capacity by 390 m3 (638,800 kg).

  Update of six approved Sewage Treatment Plant locations and their maximum treatment capacity. This capacity allows the presence of 2,000 permanent workers and 1,000 temporary workers.

According to MLCC, the modifications that were submitted to the SMA were developed in areas already evaluated by the SMA at Caserones. The modifications have not increased the approved production, nor the life of mine, nor the consumption of fresh water, nor the transport of supplies and products.

In addition to ongoing environmental liabilities, infringements, and remedial actions, Note 4b to the Financial Statements in MLCC's 2020 Annual Report, states:

  "The Company [MLCC] assesses its mine rehabilitation provision annually. Changes to estimated future costs are recognized in the statement of financial position prospectively by either increasing or decreasing the rehabilitation liability and rehabilitation asset if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 "Property, Plant and Equipment". Any reduction in the rehabilitation liability and therefore any deduction from the rehabilitation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is taken immediately to profit or loss. If the change in estimate results in an increase in the rehabilitation liability and therefore an addition to the carrying value of the asset, the entity is required to consider whether this is an indication of impairment of the asset as a whole and test for impairment in accordance with IAS 36."
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Additional Chilean state environmental information related to the Project can be found on the website of the Superintendencia Nacional de Informacion de Fiscalizacion Ambiental ("Snifa"), website (https://snifa.sma.gob.cl/UnidadFiscalizable/Ficha/2610). Snifa is the Chilean public registry of environmental sanctions, and derives from the SMA (Superintendencia del Medio Ambiente), website (https://portal.sma.gob.cl/).

These two public sources, the Snifa and SMA website links, together with the legal counsel summaries of the red flag report, "Red Flags Report, Caserones Royalty" for EMX - BMAJ - Dated August 13, 2021, are the primary sources of information for Section 4.4

The author notes the environmental infractions and liabilities, and related sanctions, fines and  legal procedures with state entities and others, and believes they do not in themselves affect the stream of royalty income to EMX. The royalty payments are based on metals produced from the mine, regardless of whether or not the operating company is making a profit or loss, or if the operating company is subject to legal processes or sanctions. EMX does face a risk to its royalty income should the Chilean authorities see fit to force the closure of the Caserones Mine, or to force the mine to reduce output, as a result of environmental infractions. Such risks are considered low and, in the worst case, are likely to be temporary while specific environmental issues are resolved. MLCC currently has agreements with the Chilean authorities to remediate historic environmental liabilities and to engineer solutions to ongoing issues, all of which are currently underway.

The following website links are related to the Snifa Caserones Mine sanctioning procedures:

D-018-2019 (https://snifa.sma.gob.cl/Sancionatorio/Ficha/1851) (ongoing sanctioning process), and

P-001-2021 (https://snifa.sma.gob.cl/Sancionatorio/Ficha/2503) (PdC in execution).

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5. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The following section is largely taken from the Technical Report on the Regalito Cu Property, Region III, Northern Chile (2005), with appropriate updates where available.

5.1 Accessibility

Although the elevation in the overall project area varies from 2,200 masl in the west to 5,535 masl in the east, the Caserones Mine lies in the range of 4,200 masl to 4,650 masl in the high Andean Cordillera of northern Chile.

Figure 5.1: Caserones Location Map and Access

Source: AMEC - 2005

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Access to Caserones is by road from the city of Copiapó, which is located approximately 675 km north of Santiago in Region III of Chile. The city of Copiapó is located on the Pan American Highway and can be reached from Santiago within a driving time of approximately 10 hours. Copiapó is a regional centre with a population of approximately 130,000 (Worldometer - UN Data - 2021) and its commercial airport is serviced by several daily flights from Santiago, a flight time of about 1.5 hours. Caserones is located about 162 km by road from Copiapó and the driving time is approximately 4 hours (Figures 5.1 and 5.2).

From Copiapó, the route to the Mine is southeast on highway C-35. Much of the route follows the Copiapó River Valley and along the east side of the Lautaro Dam and Reservoir that extends from approximately km 77 to km 79. The route continues southward on secondary road C-453 along the Rio Pulido Valley, then swings northeast at Juntas del Potro at approximately km 120, and for another 11 km to Ramadillas. Ramadillas is located near the confluence of the Rio Ramadillas with the Rio Pulido. At Ramadillas, the route is eastward for approximately 31 km to Caserones. The initial 18 km are mainly southeast along the Rio Ramadillas Valley then the route turns eastward steeply climbing for 13 km to the Caserones Mine site at an elevation of 4,600 masl.

Numerous mine roads criss-cross the property allowing access to different portions of the Mine and associated infrastructure.

Figure 5.2: Caserones Access Map

Source: EMX 2022

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5.2 Climate

The Mine is in an area referred to as a cold desert.

Climate during the summer months, between November to the end of May, is dry and sunny with warm days and cold nights. Normal daily temperatures range from 0°C to 10°C but occasionally can reach 20°C to 25°C, during the day and frequently fall below freezing at night. Winds can be strong and cold at times. Rainfall is virtually non-existent, and a light dusting of snow occurs occasionally at the higher elevations but does not remain long.

The climate during the winter months from June to the end of October, and particularly in June and August, is harsh with freezing temperatures and strong winds and occasional snowstorms. Temperatures can drop to -20°C at elevations above 4,000 m. Snowstorms two or three days in length are reported to occur at a frequency of approximately one every three weeks or so. Although the snowfall rarely exceeds 1 or 2 m, drifting is common because of the powdery nature of the snow and the strong winds. The total annual snowfall is quite unpredictable ranging from nil to several meters, and even heavier accumulations can be associated with the "El Niño years" (Thomson, 1986; Egert and Ulriksen, 1991).

MLCC has reported periodic disruptions to its year-round mining activities due to severe snowstorms in its Annual Reports.

The relative humidity averages 18% and on average, there are 270 days of sunshine annually (Fortt, 1984a).

5.3 Local Resources

Copiapó is the closest significant population centre and has been a major mining community since the late 1800s. The town is located about 60 km southeast of the coastal town of Caldera, and is the capital of Copiapó Province and the Atacama Region. Copiapó lies about 800 road km north of Santiago alongside the Copiapó River, in the valley of the same name. The town is surrounded by the Atacama Desert.

Current nearby mining activities include the Candelaria Copper Mining Complex, located approximately 15 km south of Copiapó, which comprises two adjacent copper mining operations, Candelaria and Ojos del Salado, which produce copper concentrates from open pit and underground mines. The complex is indirectly owned by Lundin Mining (80%) and Sumitomo (20%).

A wide range of small, medium, and large-scale mining operations exist in the wider Atacama Region, and for which Copiapó is an important center. A copper smelter and hydrometallurgical plant is located at Paipote, to the immediate southeast of Copiapó, which is owned and operated by the state-owned Empresa Nacional de Mineria (ENAMI).

The town and region easily provide the labour, basic goods, services, and accommodation for the region's mining activities. Given the frequency of flights from Santiago, significant human resources are also sourced from the capital city.

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5.4 Physiography, Flora & Fauna

The Caserones Property is located in moderately steep mountainous terrain within the western edges of the high Andes. Elevations in the area steadily rise from west to east, ranging from approximately 2,200 masl to the west where the Rio Ramadillas joins the Rio Pulido, up to 5,535 masl to the east at Cerro Caserones.

Immediately east of the property, the high Andean cordillera consists of numerous peaks with elevations more than 5,000 masl. The border between Chile and Argentina occurs approximately eight km southeast of Caserones and portions of the Mine's overall mineral concession interests reach the border in a few locations. The border marks the continental watershed divide.

The Mine is located within the tributary headwaters of the Copiapó River watershed. The prominent northeast trending ridge at Caserones is the divide between the Rio Ramadillas drainage to the south, and the La Brea and Escharca Quebradas to the northwest.

Five types of natural environment have been identified: prairies, scrublands (36%), high Andean steppes (6.3%), high Andean vegas, native forest, and areas with no vegetation. The largest proportion of the surface studied (56%) is found devoid of vegetation due to natural causes, as it corresponds to high peaks, steep ridges, and rocky outcrops and landslides. The vegetation consists of scattered clumps and clusters of an assortment of grasses and low shrubs that include coiron, pingo, yareta and bailahen. Apart from rare mosses and lichens, there is little vegetation at the elevation of the Mine.

The presence of 52 animal species have been identified: 40 correspond to birds, seven to mammals and five to reptiles and amphibians. Although water is sparse, occasional foxes, rabbits, and guanacos can be found in the hills surrounding the Mine. Vegetation on portions of the Property below 4,000 masl can support goats and donkeys, and cattle have grazed below 3,600 masl.

5.5 Infrastructure

Infrastructure, resources, and road access are available from Copiapó, Santiago and elsewhere from within northern Chile.

Concentrates were initially trucked to the port at Coquimbo - 500 km away by road - at high cost. Since 2018, concentrates have been trucked to Totoralillo, to the north of Caldera in Region III of northern Chile - only 250 km by road - at a lower cost, and with lower port costs being an additional advantage. All copper cathodes are exported through Angamos and Antofagasta port, located in Region II of northern Chile.

The Caserones Mine is supplied by a 220 kV power transmission line (completed in 2013).

The principal Mine and processing sites are as illustrated in Figures 5.3 and 5.4. The concentrator plant is located in the Caserones Quebrada (ravine) between an altitude of 3,810 and 4,100 masl. The solvent extraction and electrowinning (SX-EW) plant is located to the east of the concentrator plant, in the upper sector of the Caserones Quebrada.

The design of the tailings at Caserones was conceived with the purpose of minimizing water and energy consumption, as well as environmental impacts. Consequently, coarse (arenas) and fine (lamas) fractions of the tailings are deposited separately. The coarse fractions are deposited in the Caserones Quebrada, to the immediate southwest of the concentrator plant, while the fine fractions are gravitationally transported approximately 16 km to the northwest to the La Brea Quebrada tailings facility.

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Process water is obtained mainly (about 80%) from the recirculation of reclaimed water and, to a lesser extent, fresh water drawn from underground sources that MLCC has acquired, located in the upper part of the Copiapó river basin. Water is pumped from different wells, supplied by a dedicated power line, to the Mine site.

The Caserones workers camp is located at Carrizalillo, some 20 km (straight line) to the west of the Mine, at the lower altitude of around 2,000 masl.

Figure 5.3: Caserones - Project Area & Principal Installations

Source: SCM Minera Lumina Copper Chile - Caserones Website - October 2021

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Figure 5.4: Caserones - Project Area & Principal Installations

Source: Google Earth Image - 2021

In the author's opinion Caserones, as an ongoing operation, has sufficient surface rights for open pit mining, tailings storage, waste disposal, leach pad areas, and the processing plant, as well as adequate sources of power, water, and mining personnel.

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6. History

Sections 6.1 and 6.2 are largely taken from the historical Technical Report on the Regalito Cu Property, Region III, Northern Chile (2005), with appropriate updates where available, together with news releases from Lumina Copper Corp. and Regalito Copper Corp. from October 2003 to July 2006. These historical sources can be considered to have adhered to NI 43-101 requirements at the time of disclosure.

Additional information in Sections 6.3 and 6.4, particularly from 2006 until the effective date, is sourced from Pan Pacific and JX Nippon news releases from March 2006 to November 2020, together with MLCC Annual Reports from 2010 to 2020. These latter sources do not adhere to NI-43-101 requirements, and EMX has not been able to check the veracity of statements from these sources. However, the author has no reason to believe the disclosures were inaccurate at the time the statements were made.

Finally, some historical information relating to MLCC annual reports to the Caserones Royalty holders, is available and is summarised in Section 6.5.

The history of the Caserones Mine can be separated into several time frames:

6.1 Early History to 2000

  Pre-Colombian: small scale mining for turquoise.

  1983 - 1986: reconnaissance mapping and geochemical sampling by Chilean junior exploration companies (SMC California, LCM Caserones, BTX Explorations Ltda.) that identified several porphyry Cu-Mo and porphyry-Au prospects associated with regional northeast trending structures; two of these, Central Caserones and West Caserones later became known as the Regalito prospect.

  1988 - 2000: prospect evaluations with drilling, limited underground sampling, metallurgical testing, and resource estimations on the Regalito Prospect by four major international mining companies:

    1988 - 1990 Compañía Minera Newmont Chile ("Newmont")

    1990 - 1991 Niugini Mining ("Niugini"), Inversiones Mineras del Inca S.A. ("INCA")

    1994 - 1998 BHP Chile Inc. ("BHP"). The Angelica porphyry Cu-Mo and Don Diego porphyry Au prospects were tested with limited drilling.

  2000: economic reassessment and resource estimate of the Regalito prospect by South American Gold and Copper Company ("SAGC").

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6.2 Lumina Copper Corp. - 2003 to 2005

  2003: Lumina Copper Corp. ("Lumina") signed an option agreement with CMC and California in October 2003 to acquire 100% of the Regalito Copper property, accompanied by the completion of a Technical Report in 2003:

On October 20, 2003, Minera Lumina Copper Chile S.A., the wholly-owned Chilean registered subsidiary of Lumina, entered into a letter of intent option agreement ("the Agreement") with CMC and California to acquire 100% of the following mining concessions ("mensuras") totalling 4,158 ha: California 1 al 1,000, Ramadilla 1 al 12, Caserones Segunda 1 al 80, Caserones Segunda 81 al 160, Caserones Tercera 1 al 80 and Caserones Tercera 81 al 160. In addition, 20 exploration concessions ("pedimentos"), held under the name of Mario Hernandez, a partner in CMC were included in the Agreement. The agreement was subsequently amended to include a total of 63 pedimentos and was finalized in a "Final Sale Agreement Document" that was signed on November 12, 2004 (pers comm, J.Selters, 2004) ("Promesa"). These are the original agreements and properties that underly the Caserones Royalty.

Separately, and independently, Lumina staked (prior to the date of the Technical Report) and were the sole owners of an additional 95 pedimentos covering 25,700 ha, which were contiguous with the optioned mensuras and pedimentos. Where any independently staked concessions lie within the two km  AOI, they will be subject to the Caserones Royalty.

The terms of the agreement to acquire the 6 mensuras and 63 pedimentos were that Lumina would make payments to California (67.5%) and CMC (32.5%) totalling US$900,000 over an eight-year period and take responsibility for property maintenance payments including the filing costs of the 63 new pedimentos. Lumina also agreed that, if copper prices exceed US$1.00 per pound, for an entire calendar year, Lumina would pay a minimum of US$200,000 in respect of the payments described for that year. After exercising the option and before achieving commercial production, an advanced royalty payment of US$200,000 was due for any year in which the copper price exceeded US$ 1.00 per pound for the entire year. Such advanced royalties would be recovered from a portion of NSR payments which become payable after commercial production was achieved.

  2003: A Technical Report on the Regalito Cu Property Region III, Northern Chile was completed for Lumina by AMEC with an effective date of December 12, 2003.

  2004: Major property exploration campaign initiated by Lumina including drilling, deposit scale geological mapping, metallurgical test work and petrographic analyses.

  2005: A Technical Report on the Regalito Cu Property Region III, Northern Chile was completed for Lumina by AMEC with an effective date of January 24, 2005:

The report updated and replaced a Technical Report prepared by AMEC entitled "Technical Report on the Regalito Property, Region III, Northern Chile" with an effective date of December 12, 2003 (Berezowski, 2003).

The scope of the 2005 Technical Report entailed review of pertinent geological and metallurgical data in sufficient detail to prepare the Technical Report. During the property visit, AMEC independently collected a total of 10 core and 30 drill cutting (RC) samples and submitted them to ALS Chemex Laboratories in Lima, Peru and to Actlabs in La Serena, Chile, where they were prepared and analyzed for total copper, sequential copper, and molybdenum. In compliance with Form 43-101F1, Robert Sim, P.Geo. (Consulting Geologist to Lumina Copper Corp., through Sim Geological) prepared the mineral resource estimate and was the Qualified Person for that portion of the report. Steven Blower, P.Geo. (AMEC Senior Geologist) provided AMEC's review of the mineral resource estimate.

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The mineral resource estimates for Regalito were made from 3-dimensional block models generated using commercial mine planning software (MineSight). The mineral resource estimate was generated from drill hole sample assay results and a geologic model that related to the spatial distribution of copper. Individual domains, reflecting distinct zones or types of mineralization, were defined and interpolation characteristics were defined for each domain based on the geology, drill hole spacing and geostatistical analysis of the data. The degree of confidence in the resources was classified by their proximity to the sample locations and were reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.

The 2005 Technical Report included only estimates for mineral resources. There were no mineral reserves estimated or reported in the report. Based on information available in the drill hole database, (183 drill holes, including core, RC, and mixed core/RC holes) 3-dimensional wire frame solids were generated for the main rock units (a complex array of porphyry intruded into monzogranite), the distribution of alteration assemblages, and the four zone-code domains (Leached, Oxide, Supergene and Primary).

The geologic interpretation was conducted using drilling information displayed on a series of vertical cross sections spaced at 100 m intervals across the deposit. Sectional polyline interpretations were then linked together to produce 3D wireframe solids.

The block model grade interpolation, by ordinary kriging (OK), was conducted using hard-boundary code matching within the Zone domains (Leached, Oxide, Supergene, and Primary). For comparison purposes, an inverse distance (IDW) and nearest neighbour (NN) estimation of grade was also conducted. The historical Mineral Resources of the Oxide and Supergene Mineralized zones of the Regalito Porphyry (2004) are shown in Table 6.1 and are classified as Measured, Indicated, and Inferred categories as per CIM reporting standards.

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Table 6.1: Mineral Resources Statement as of December 30, 2004 (R. Sim)

Source: January 2005 Technical Report on Regalito Cu-Porphyry for Lumina Copper Corp. Prepared by Amec (Peru) S.A.

The January 2005 Technical Report on Regalito notes the following with respect to the historical Mineral Resources Statement:

"The Mineral Resources for the Regalito deposit are shown at a series of cut-off grades and are classified into Measured, Indicated and Inferred. These resources have been generated in accordance with the CIM Standards on Reporting of Mineral Resources and Reserves as well as the guidelines set out in NI43-101. It should be noted that the classification is defined in relation to the total copper estimates in the block model [CuT]. The relative degree of confidence in the CuAS and CuCS estimations may be considered at a lower level due to factors such as the density of sample distribution and the fact that the same degree of effort has not been made in verifying the validity of these samples. It is felt, however, that the inclusion of these additional estimates in the model does provide some valuable information regarding the nature of this resource. Therefore, the resource tabulations include estimates for CuAS and CuCS, but it is important to recognize that this portion of the statement is "unclassified" at the present time.

  CuAS is acid soluble copper

  CuCS is cyanide soluble copper"

A qualified person has not performed sufficient work to update and classify the historical resource estimate as current, and the historical resource estimate is not being treated as a current mineral resource. The historical mineral resource estimate uses categories as defined in CIM Definition Standards (and by extension NI 43-101). Although the historical mineral resources date back 15 years, they are relevant in that they demonstrate that the Caserones deposit had a significant resource base of mineralized material early in its development, with a similar inventory (i.e., tonnes and grade) as disclosed in MLCC's 2020 historical reserve statement (see next section) after additional exploration and over seven years of production. However, the historical resources should not be relied upon until updated and verified by a qualified person. Significant compilation, review, interpretation, and independent verification of geological, engineering, metallurgical, economic, and other supporting data by qualified persons will be required before the historical estimate can be updated and classified as current mineral resources.

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AMEC concluded that: "Regalito is a significant sized Andean porphyry copper deposit located in northern Chile at the southern end of the Maricunga District; a chain of porphyry copper-gold deposits that include the Refugio Au Mine and the Cerro Casale Cu-Au Deposit. The Regalito Deposit is hosted by monzogranite and dacite porphyry intrusive. Copper is the principal metal of interest; however, the deposit contains small quantities of molybdenum and negligible gold, like many porphyry copper deposits in northern Chile and others worldwide. It is, however, somewhat different than other deposits in the Maricunga District in that it contains negligible gold. Primary mineralization appears to be low-grade, but supergene enrichment has produced potentially economic grades in a 350 m thick blanket which extends 1.5 km east-west and 2.0 km north-south and remains open to the southwest."

AMEC also noted that: "A comprehensive metallurgical program has been initiated by Lumina. The program comprises sequential Cu assay analysis, bottle roll testing, and column testing. The test work that we have reviewed is to a scoping level of investigation, which is sufficient to indicate amenability and provide guidance for more definitive research and exploration. Insufficient work has been done to support determination of engineering design criteria and economic indicators."

Lumina had originally stated it was considering the possibility of a large, leachable resource at Regalito in a news release dated June 1, 2004, in which it stated that it would be commencing "a metallurgical test program" "within the next few weeks". The program was designed to evaluate the leaching and acid consumption characteristics of the mineralization defined to date.

  2005: On February 2, 2005, Lumina announced a corporate reorganisation, and in May 2005, Regalito Copper Corp. was created with the Regalito project as its principal asset.

  2005: On May 2, 2005, Lumina announced results from metallurgical test work at Regalito, summarised as follows:

"Lumina Copper Corp. announced that it has received a report from SGS Lakefield (Chile) detailing the metallurgical recovery and acid consumption results for the bottle roll test program completed on mineralized material from its Regalito copper property, Chile. The results confirm the leachability estimates from the drill assay results and provide initial insights into operating metallurgical recoveries and acid consumption rates. The copper recoveries on test material, grading above the economic cut-off grade of 0.25% CuT, averaged 89% and 75% of total copper ("CuT") for oxides and supergene sulphides respectively. For the sulphides, net acid consumption rates averaged 12.4 kg/tonne ore. The oxide material, however, generated 0.55 kg/tonne of acid, due to the predominance.

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  2005: On May 19, 2005, Lumina announced the corporate reorganisation to form Regalito Copper Corp. had been completed.

6.3 Regalito Copper Corp. - 2005 to 2006

  2005: On July 5, 2005, Regalito Copper Corp. provided further metallurgical test work updates as follows:

"Regalito Copper Corp. announced that it has received excellent interim results from the Regalito property tall column metallurgical test program currently underway at SGS Lakefield's laboratory in Santiago, Chile. The tall column program is comprised of 19 column tests evaluating material collected from 8 large diameter core holes that were drilled across the deposit to provide a representative sample base. Results to date indicate that the test material is leaching faster and consuming less acid than the typical secondary sulphide under bacterial assisted acid leach."

  2005: On September 6, 2005, Regalito Copper Corp. announced its "global vision" for Regalito and further stated that:

"In January 2005, an independent NI 43-101 compliant resource estimate was completed that defined measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cut-off grade of 0.25% copper. The Company has been evaluating the merits of developing a 150,000 tonne per  year copper cathode mining and leaching operation. As part of that process a major metallurgical testing program at SGS Lakefield's labs in Santiago was initiated in October 2004 and is ongoing. To date, the results from the metallurgical program are extremely encouraging in terms of copper recovery, leach kinetics and reagent consumption."

A qualified person has not performed sufficient work to update and classify the historical resource estimate as current, and the historical resource estimate is not being treated as a current mineral resource. The historical mineral resource estimate uses categories as defined in CIM Definition Standards (and by extension NI 43-101). Although the historical mineral resources date back 15 years, they are relevant in that they demonstrate that the Caserones deposit had a significant resource base of mineralized material early in its development, with a similar inventory (i.e., tonnes and grade) as disclosed in MLCC's 2020 historical reserve statement (see next section) after additional exploration and over seven years of production. However, the historical resources should not be relied upon until updated and verified by a qualified person. Significant compilation, review, interpretation, and independent verification of geological, engineering, metallurgical, economic, and other supporting data by qualified persons will be required before the historical estimate can be updated and classified as current mineral resources.

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  2005: On September 6, 2005, Regalito Copper Corp. announced the appointment of a financial advisor to pursue strategic alternatives.

  2005: On October 20, 2005, Regalito Copper Corp. announced that it had secured certain surface and water rights for the Regalito project.

  2006: On February 22, 2006, Regalito Copper Corp. provided further updates to its metallurgical test work program, as follows:

"Regalito Copper Corp announced that it has received excellent final results from the Regalito MET II, tall column metallurgical test program recently completed at SGS Lakefield's laboratory in Santiago, Chile. The final results show that test material from the oxide and secondary sulphide zones averaged recoveries of 84% total copper (CuT) and 89% recoverable copper (CuR) and sulphuric acid consumption of 5.1 kg of acid per tonne of ore over a test period of 210 to 240 days."

6.4 Pan Pacific Copper Co. - 2006 to 2009

  2006: On March 14, 2006, Regalito Copper Corp and Pan Pacific Copper Co., Ltd. ("Pan Pacific") announced an agreement whereby a subsidiary of Pan Pacific, PPC Canada Enterprises Corp ("PPC Canada"), would make an offer to acquire all the issued and outstanding shares of Regalito Copper Corp.

  2006: On May 9, 2006, Pan Pacific and Regalito Copper Corp. announced that the conditions of PPC Canada's offer to acquire all Regalito Copper Corp's issued and outstanding common shares had been successful, with the acquisition of more than 90% of the shares.

  2006: On July 17, 2006, as part of the final steps in the purchase of 100% of the issued and outstanding Regalito Copper Corp. shares, PPC Canada gave notice to holders of shares not already owned by PPC Canada that it intended to acquire their shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). Such compulsory purchase was completed, and the shares were delisted from the Toronto Stock Exchange and suspended from trading on the American Stock Exchange after the close of trading on July 17, 2006.

The acquisition of Regalito Copper Corp. by Pan Pacific included the principal asset, which was the option agreement Regalito Copper Corp. (in the name of Lumina Copper Corp.) had signed in 2003 and 2004 with CMC and California for the acquisition of the concessions package underlying what was to become the Caserones Mine.

  2008: On September 17, 2008 Pan Pacific announced that it "has been conducting a pre-feasibility study, including economic evaluation based on exploratory drillings and conceptual engineering based on several scenarios, since the acquisition of the mining concession of the Caserones copper deposit in May, 2006. PPC has decided to move the project into the feasibility study ("FS") stage on the basis of the results. The project initially assumed a development plan to produce refined copper through the SX-EW process, which was designed for processing of copper oxide ore and secondary copper sulfide. However, the finding of abundant resources of primary copper sulfide ore containing molybdenum required a re-evaluation of the processes, the investment amount, production scale, and other factors. The result of the re-evaluation has shown the economic potentiality of investment in the case of combined production of copper concentrates and molybdenum concentrates and refined copper through the SX-EW process. The FS, starting this month, will improve the accuracy of the final resource estimation, provide basic design of facilities and an estimate of the development costs, to enable a final decision on full-scale development to be made. The FS will include a detailed financial plan for the project. At present, this project is estimated to have 26 years of mine life and to produce a total of 3,600,000 tons (150,000 tons per annum) of copper and 75,000 tons of molybdenum, with an estimated initial investment of 1.7 billion US dollars. The copper concentrate to be produced in this project will be shipped to the smelters of the PPC group. This will increase PPC's ratio of equity volume of copper concentrates and secure stable supply of raw materials for its smelting operations."
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  At the time, Pan Pacific estimated construction of a mine to occur from 2010 through 2012, with initial production from both an SX-EW plant and concentrator plant, in 2012.

  A volume of reserves to be mined was stated at:

    Primary and secondary copper sulphide ore for production of copper and molybdenum concentrates of 1.070 billion tonnes grading 0.34% copper and 106 parts per million (ppm) molybdenum.

    Copper oxide and secondary copper sulphide ore for production of refined copper by SW-EW of 280 million tonnes grading 0.3% copper.

  Annual production was estimated at approximately:

    Copper content in copper concentrate: 130,000 tons

    Refined copper produced by SX-EW: 20,000 tons

    Molybdenum content in molybdenum concentrate: 3,000 tons

  Total investment was estimated at US$1.7 billion.

This historical reserve does not use categories as defined in CIM Definition Standards (and by extension NI 43-101), but the author considers the reported "volume of reserves to be mined" to be equivalent to Proven and Probable. The author considers the historical reserve estimate to be relevant and is presented in order to provide historical context. This historical reserve estimate has been superseded by subsequent reserve estimates. The author is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates presented.

The historical reserve estimate should not be relied upon until updated and verified by a qualified person. Significant compilation, review, interpretation, and independent verification of geological, engineering, metallurgical, economic, and other supporting data by qualified persons will be required before the historical reserve estimate can be updated and classified as current mineral reserves.

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6.5 Pan Pacific Copper Co. and Japanese Consortium - 2009 to 2014

  2009: March 26, 2009 Pan Pacific, through its Chilean operating subsidiary, MLCC, exercised the underlying option agreement ("Promesa" - dating from November 2004) with CMC and California, to acquire the key concessions controlling the Caserones / Regalito deposit. This exercising of the option agreement, although documented in public registries and legal archives, was never made public by any of the interested parties.

  2009: September 9, 2009 Pan Pacific provided a project update noting that "as a result of careful review of the interim report of the evaluation, it was made clear that the Project [Caserones] is economically worth advancing the development, though the Project still requires environmental approvals, etc. from the relevant authorities. PPC, on the premises that the Project will be shifted to full scale development, made a decision to appoint a financial advisor, in order to raise funds for the Project possibly under project finance scheme. According to the interim report, the Project is estimated to operate for 30 years, producing a total of 3,600,000 tons of copper and 88,000 tons of molybdenum, requiring an estimated initial investment of US$1,860 million. The copper concentrates produced by this Project are scheduled to be shipped to the PPC Group smelters."

    The timeline for project development was modified to: Construction of the mining and production facilities to start during the second half of 2010 and completed toward the middle of 2013, with production to start during the first half of 2013.

    The initial total investment was updated to US$1.86 billion.

This historical reserve does not use categories as defined in CIM Definition Standards (and by extension NI 43-101), but the author considers the reported "volume of reserves to be mined" to be  equivalent to Proven and Probable. The author considers the historical reserve estimate to be relevant and is presented in order to provide historical context. This historical reserve estimate has been superseded by subsequent reserve estimates. The author is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates presented.

The historical reserve estimate should not be relied upon until updated and verified by a qualified person. Significant compilation, review, interpretation, and independent verification of geological, engineering, metallurgical, economic, and other supporting data by qualified persons will be required before the historical reserve estimate can be updated and classified as current mineral reserves.

  2010: February 26, 2010 Pan Pacific announced that "The feasibility study results recently revealed that the Project is economically viable and, at the same time, an environmental approval for developing the Project was granted by the Environmental Committee of the Atacama Region of Chile. On the ground of such circumstances, PPC decided to continue and advance the Project into the full-fledged development stage. Additionally, Mitsui & Co., Ltd. is to participate in the Project to own a 25% interest."

    The timeline for project development was updated to: Construction of the mining and production facilities scheduled to start in March 2010 and to be completed in 2013. Production of refined copper by SX-EW to start in January 2013, with copper and molybdenum concrete production to start in September 2013.

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  A "volume of reserves to be mined", in this case with "all amounts of ore mentioned [above are] based on Proven and Probable Ore Reserves and Inferred Mineral Resources under the JORC Guidelines", was stated at:

    Primary and secondary copper sulphide ore for production of copper and molybdenum concentrates of 1.050 billion tonnes grading 0.34% copper and 126 parts per million (ppm) molybdenum.

    Copper oxide and secondary copper sulphide ore for production of refined copper by SW-EW of 300 million tonnes grading 0.25% copper.

  Annual production over a 28-year Life of Mine ("LOM") was approximately estimated at:

    Copper content in copper concentrate: 110,000 tons

    Refined copper produced by SX-EW: 10,000 tons

    Molybdenum content in molybdenum concentrate: 3,000 tons

  Total investment was estimated at US$2.0 billion.

This historical reserve does not use categories as defined in CIM Definition Standards (and by extension NI 43-101), but the author considers the reported "volume of reserves to be mined" to be equivalent to Proven and Probable. The author considers the historical estimate to be relevant and is presented in order to provide historical context. This historical reserve estimate has been superseded by subsequent reserve estimates. The author is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates presented.

The historical reserve estimate should not be relied upon until updated and verified by a qualified person. Significant compilation, review, interpretation, and independent verification of geological, engineering, metallurgical, economic, and other supporting data by qualified persons will be required before the historical reserve estimate can be updated and classified as current mineral reserve.

  2011: July 26, 2011 Pan Pacific announced loan agreements to finance the development of the Caserones Mine and stated: "an integrated copper enterprise jointly established by JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co., Ltd., today (July 26) signed loan agreements with related financial institutions for a total of US$1.4 billion to finance the Caserones Copper and Molybdenum Deposit Development Project ("the Project"). Pan Pacific Copper Co., Ltd has a 75% interest in the Project, with Mitsui & Co., Ltd. holding a 25% interest. The initial investment for development (production facilities and related costs) is estimated at about US$2 billion."

  2011: November 30, 2011 Pan Pacific announced an update and stated that the shareholders: "have reviewed the investment to develop the Caserones Copper and Molybdenum Deposit Development Project (hereinafter "the Project"), taking stronger Chilean peso against the US dollar led by higher copper price, inflationary effects on construction materials, equipment and labor costs and engineering design development into consideration. As a result, estimates for the capital expenditure (production facilities and related costs) for the Project is increased to approximately US$3 billion from original estimates of US$2 billion. Despite the increase in the capital expenditure, we believe that the Project still has sufficient economics driven by the increase in copper price."

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  2013: October 11, 2013 Pan Pacific provided an update on the Caserones Mine project construction, a revised timeline, and provided an update on the capital investment, as follows: "The project is currently in the final construction stage and efforts are being made toward the early completion of the construction and start of copper concentrates production:

    Commencement of copper concentrates production: January 2014

    Initial capital expenditure to the commencement of copper concentrate production: Approximately US$4.2 billion.

The changes to timeline and costs were variously assigned to: Difficulty due to worse bedrock conditions than anticipated; Shortage of construction workers and rising labor costs due to the development and expansion of large mining projects concurrently running in Chile; Effects of development interruption due to the labor strike for better working conditions; and bad weather.

  2014: August 1, 2014: Pan Pacific announced the official opening of the Caserones Mine: "Pan Pacific Copper Co., Ltd., an integrated copper enterprise jointly established by JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co. Ltd., and Mitsui & Co. Ltd., announced that SCM Minera Lumina Copper Chile ("MLCC"), operator of the Caserones Copper Mine, held an opening ceremony for the mine on July 30th local time in Santiago, one day after the first shipment of copper concentrate left for Japan." The concentrate was shipped from the Chilean port of Coquimbo.

    Pan Pacific also noted that first cathode production from the SX-EW plant was achieved in March 2013, with first concentrate production in May 2014.

    At this point in time, equity shares in MLCC were stated as: Pan Pacific Copper 77.37% (JX Nippon Mining & Metals 66% / Mitsui Mining & Smelting 34%) and Mitsui & Co. 22.63%.

  2014: In a news release dated September 24, 2014, Pan Pacific stated that the first concentrate shipment had arrived at the Saganoseki Smelter & Refinery (Oita City, Oita Prefecture, Japan).

6.6 MLCC Operating Company (Including Production) - 2010 to 2020

The MLCC operating company Annual Reports from 2010 through 2014 provide some details on progress of feasibility, development, and construction of the Caserones Mine, including through to initial production from the SX-EW and concentrator plants in 2013 and 2014 respectively. From 2014 through 2020, the annual reports are concerned with activities of a fully fledged operating company and all related aspects. All MLCC Annual Reports contain consolidated financial statements for the operating company. The only public news from the parent companies to MLCC, after September 2014 (previous section), relate to corporate and ownership changes within the Japanese consortium that owned MLCC, in 2020.

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  During the 11 years of available annual reports for MLCC, amongst many other aspects, three aspects are reported with variations from year to year: These are ownership (see Table 6.2); historical reserves (with little or no qualifying criteria - see Table 6.3); and metals production (see Table 6.4).

Pan Pacific, itself originally a joint-venture vehicle for JX Nippon and Mitsui, was the original acquirer of Regalito Copper Corp. in 2006, and subsequently acquired the Caserones Royalty concessions by virtue of its exercise of the underlying option agreement with CMC and California, the crucial part of Regalito Copper Corp.'s assets, in March 2009. Since then, ownership of MLCC by the various Japanese companies involved, most of which have crossholdings, has varied as per Table 6.2, as follows:

MLCC Annual Report Year	Pan Pacific Copper Co. Ltd. (1) %	PPC Canada / NCR Canada Enterprises Corp. %	Mitsui Bussan Copper Investment & Co. Ltd. %	MLCC Finance Netherlands BV (2) %	Nippon Caserones Resources Co., Ltd. (3) %
2010	50.56	24.44	25.00
2011	50.56	24.44	25.00
2012	60.28	14.72	25.00
2013	66.58	9.54	23.88
2014	68.34	9.03	22.63
2015	68.34	9.03	22.63
2016	68.34	9.03	22.63
2017 *	21.40	2.83	7.09	68.68
2018	21.40	2.83	7.09	68.68
2019	21.40	2.83	7.09	68.68
2020 **		2.83	7.09	68.68	21.40

Table 6.2: Historical Ownership Structure of Caserones Operating Company MLCC - by Year

Source: MLCC Annual Reports - 2010 to 2020

Source: JX Nippon Mining & Metals Corporation News Releases - 2020

(1) Pan Pacific Copper Co. Ltd. owned JX Nippon Mining & Metals Corporation 67.8% / Mitsui Mining & Smelting Co. Ltd. 32.2%.

(2) Subsidiary of Eneos Holdings Inc. (as is JX Nippon Mining & Metals Corporation).

(3) Nippon Caserones Resources Co., Ltd. initially owned by JX Nippon Mining & Metals  Corporation 67.8% / Mitsui Mining & Smelting Co., Ltd. 32.2%, and subsequently in November 2020, Mitsui Mining & Smelting Co., Ltd. commits to transfer its participating ownership to JX Nippon Mining & Metals Corporation.

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(*) Debt for equity swap dated March 31, 2017 with MLCC Finance Netherlands BV.

(**) February 12, 2020: JX Nippon Mining & Metals Corporation, Pan Pacific Copper Co., Ltd. and Mitsui Mining & Smelting Co., Ltd. (Mitsui Kinzoku) announced that the Caserones Copper Mine-related business in the Republic of Chile is to be transferred to a venture company directly funded by JX Metals and Mitsui Kinzoku, namely Nippon Caserones Resources Co., Ltd.

(**) April 1, 2020: Shareholdings transferred from Pan Pacific Copper Co. Ltd. to Nippon Caserones Resources Co., Ltd.

(**) November 9, 2020: JX Nippon Mining & Metals Corporation announced that it had reached a basic agreement with Mitsui Mining & Smelting Co., Ltd (Mitsui Kinzoku) and Mitsui & Co., Ltd., joint investors in the Caserones Copper Mine, on the transfer to the JX Nippon Mining & Metals Corporation of all their rights and interests in the mine (Mitsui Kinzoku: 25.87%, Mitsui & Co.: 22.63%).

An update to the Caserones Operating Company MLCC ownership structure was provided in the MLCC 2020 Annual Report in Note 1 of the Financial Statements:

"The shareholders of the Company as of December 31, 2020 are MLCC Finance Netherlands B.V., a subsidiary of Eneos Holdings Inc. (the ultimate parent of the Company), with 68.68% participation; NCR Canada Enterprises Corp. with 2.83% participation; Nippon Caserones Resources Co., Ltd. with 21.40% participation; and Mitsui Bussan Copper Investment & Co. with 7.09% participation".

  "On April 1, 2020 the major shareholding of the Company, Pan Pacific Copper Co., Ltd. ("PPC") transferred their stock the Company to a related entity, Nippon Caserones Resources Co., Ltd. ("NCR"), which is established by JX Nippon Mining & Metals Corporation ("JX Metals") and Mitsui Mining & Smelting Co., Ltd. ("Mitsui Kinzoku"), in such way that the three companies are keeping the shareholding ratio in the Company".

"The shareholders of the Company as of February, 2021 are MLCC Finance Netherlands B.V., a subsidiary of Eneos Holdings Inc (the ultimate parent of the Company), with 68.68% participation; NCR Canada Enterprises Corp. with 2.83% participation; and Nippon Caserones Resources Co., Ltd. with 28.49% participation."

The change in ownership from  December 31, 2020 to February 2021 is documented as a subsequent event to the 2020 Annual Report and is indicated in Note 29 to the Financial Statements as follows:

"On November 9, 2020, JX Nippon Mining & Metals Corporation announced that it has reached a basic agreement with Mitsui Mining & Smelting Co., Ltd. and Mitsui & Co., Ltd., joint investors in the Caserones Copper Mine, on the transfer to the Company of all their rights and interests in the mine (Mitsui Kinzoku: 25.87%, Mitsui & Co.: 22.63%). During February 2021, all the remaining liquidation of shares and debt were finalized. Further, we don't anticipate significant impacts in the operation of Caserones as a consequence of this transaction as JX Metals remains the operator".

MLCC has published "reserve" statements in its annual reports. As discussed previously, these do not adhere to NI 43-101 requirements, and there was little to no explanation of underlying assumptions or underlying qualifying attributes. The progression of these reserve statements, from 2010 to 2020, is summarized in Table 6.3, as follows:

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MLCC Annual Report Year		Minerals to Concentrator (Sulfides)			Minerals to Dump Leach (Leachables)			Estimated Life of Mine (LOM) Years
	Tonnes (Mt)	CuT (%)	CuS (%)	Mo (ppm)	Tonnes (Mt)	CuT (%)	CuS (%)
2010	1,047	0.34		126	295	0.30		28
2011	1,047	0.34		126	336	0.30		28
2012	1,047	0.34		126	336	0.30		28
2013	1,047	0.33		126	336	0.30		28
2014	1,085	0.34		123	292	0.28		29
2015	1,044	0.33	0.17	124	319	0.27	0.20	28
2016	1,022	0.32	0.17	124	306	0.27	0.19	27
2017	849	0.35	0.20	132	251	0.28	0.19	22
2018	821	0.34	0.19	131	237	0.28	0.19	21
2019	710	0.37	0.18	147	406	0.23	0.16	19
2020	604	0.37	0.20	139	288	0.24	0.18	17

Table 6.3: Historical Caserones Reserve Statements and LOM - by Year

Source: MLCC Annual Reports - 2010 to 2020

The most recent estimate from 2020, is hereby adopted as the "historical reserve" estimate in this Technical Report as bold highlighted in the table above.

The historical reserve estimate do not use categories as defined in CIM Definition Standards, but the author considers the reported reserves to be equivalent to Proven and Probable. The author is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates presented.

As Caserones is an active mining operation with over seven years of production history, it is the opinion of the author that the historical reserves are relevant in that they provide a general basis for establishing the mineralized material supporting MLCC's life-of-mine forecast given nameplate flotation and SX-EW processing capacities (see section 1.6) and historical production statements.

A qualified person has not performed sufficient work to classify the historical reserve statements for Caserones as current, and the historical estimate is not considered to be a current mineral reserve. Significant compilation, review, and independent verification by qualified persons of geological, engineering, metallurgical, economic, and other data that support ongoing mining operations will be required before the historical estimate can be classified as current mineral reserve. The historical reserve statements should not be relied upon until verified by a qualified person.

MLCC has published basic metals production information in its Annual Reports, which is summarized in Table 6.4, as follows:

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MLCC Annual Report Year	Copper Concentrate		Copper Cathode
	Fine Cu (Tonnes)	Fine Mo (Tonnes)	Fine Cu (Tonnes)
2010	N/A	N/A	N/A
2011	N/A	N/A	N/A
2012	N/A	N/A	N/A
2013	N/A	N/A	16,193
2014	19,501	N/A	26,803
2015	46,788	218	28,579
2016	83,014	1,049	34,368
2017	88,643	898	32,294
2018	108,073	1,697	28,477
2019	121,499	2,778	24,566
2020	104,917	2,453	22,056

Table 6.4: Historical Caserones Metals Production Statistics - by Year

Source: MLCC Annual Reports - 2010 to 2020

Based on 2020 and 2019 production and financial results, MLCC's 2020 Annual Report in Note 2 of the Financial Statements, noted the following financial Going Concern:

"For the years ended December 31, 2020 and 2019, the Company incurred net losses of US$768,064,000 and US$106,781,000 respectively, and shows negative equity (deficit) of US$1,370,932,000 and US$602,854,000 as of December 31, 2020 and December 31, 2019 respectively. As of December 31, 2020 the Company presents negative working capital of US$76,998,000. The financial statements were prepared on a going concern basis. Management obtained representation from the Company's parent JX Nippon Mining & Metals Corporation ("JXNMM"), through its various subsidiaries, including MLCC Finance Netherlands B.V. ("MFN") a major direct shareholder of the Company, confirming that it is JXNMM's intention, subject to the approval of its Board of Directors and any other necessary authorizations by its shareholders, to cause the Company to be provided with necessary financing, until such time as the Company will generate sufficient funds to maintain its operations and fulfill its financial obligations on a timely basis. Such financing may be in the form of shareholder loans or equity contributions, or by other means such as bank loans with or without shareholders' guaranties or any combination of the abovementioned sources of financing."

A review of the MLCC Annual Reports since the Caserones Mine entered production (2013 - 2020) shows that the company has reported annual net losses during the life of the mine. Beginning in 2016, the Financial Statements have been prepared on a going concern basis.

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Although it appears the MLCC has put in place adequate financing to continue operations, the author recommends that EMX continues to monitor available information sources in order to improve and maintain its working knowledge of the Caserones Mine, its operation, and to determine if there is a financial risk to the ongoing operation and therefore to EMX.

6.7 Mineral Processing

Limited detailed historical information about mineral processing is available. Prior to the initial operation of the Mine, MLCC published the following description in its 2011 Annual Report:

  The ore will be crushed in the primary gyratory crusher and will be carried to a coarse mineral stockpile near the milling plant. A SAG mill of 40-foot diameter with an installed capacity of 32.000 HP will be used for milling as well as two ball mills of 27-foot diameter, each with an installed capacity of 27.000 HP. A total of 3.141 million tons of fine copper in concentrates and 86,844 tons of molybdenum fines will be produced during the useful life of the future operation, estimated to be 28 years.

  Leachable reserves total 336 million tons with an average copper grade of 0.3%. They will be treated at a solvent extraction and electrowinning (SX-EW) plant (located to the east of the Concentrator Plant, in the upper sector of the Caserones Ravine). Copper cathodes will be produced by PLS solution processing at the Dump Leach. The dump leach is estimated to produce around 411,000 tons of copper cathodes over a period of 25 years.

A mineral processing flow sheet diagram was published in MLCC's 2014 Annual Report:

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Figure 6.1: Caserones - Mineral Processing Flow Sheet

Source: MLCC Annual Report 2014

6.8 MLCC Reports to Royalty Holders

EMX has access to limited historical information provided by MLCC to the Vendors, and consequently the holders of the royalty interest in the Caserones Mine operation, with respect to metals sales, permitted deductions, and royalty payments.

Although future projections of mine production have been made available to EMX, the basis upon which these have been derived is unknown and consequently cannot be relied upon to give an accurate, reportable basis for potential future royalty payments.

Annual reports from MLCC to the royalty holders have generally been predictions of production for the coming year rather than detailed reports of production from the prior year and have included some generalities about the status of the mineral concessions, any environmental or legal issues affecting the Mine, comments on the copper market, and a statement of "reserves" without any qualifying attributes.

The exception to the previous paragraph is the annual report to the royalty holders for 2020, dated May 31, 2021, which gives some information about production for calendar 2020, as follows (translated from the original Spanish. Note - Mt means millions tonnes / kt means thousands tonnes / t means tonnes / CuT means total copper):

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  The real production of the year 2020, in the mine was 59,464 Mt, with 28,510 Mt to concentrator, 9,865 Mt to Dump Leach, 14,987 Mt to waste and a carryover of 6,102 Mt.

  The feed to the concentrator plant was 27,968 Mt with a grade of 0.47% CuT and a recovery of 80.4%, which translates into 104,917 t of fine copper in concentrate and 295 kt of concentrate, with a copper grade of 35.4%. Cathode production was 22,056 t. For its part, the production of Molybdenum was 2,453 t Mo fine.

JX Nippon has previously stated that the concentrates from Caserones are both clean and high-grade, making them very attractive for Japanese smelters.

Quarterly reports from MLCC to the royalty holders gives details of metals sales, permitted deductions, and the calculation of the royalty due to the royalty holders. Historical information is available for calendar 2019 and calendar 2020, and can be summarised as follows (Table 6.5):

Table 6.5: Historical Royalty Calculations in US$ for Calendar 2019 and 2020

Source: EMX- 2022

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7. Geological Setting and Mineralization

The regional and local geological settings for Caserones / Regalito described in Sections 7.1 and 7.2 are directly taken from the geological setting of the Maricunga belt as described in Sillitoe R.H. et al (2013), and the description of the Pulido porphyry cluster in Perelló J. et al (2003).

7.1 Regional Geological Setting

According to Sillitoe R.H. et al. (2013), the Maricunga metallogenic belt is located between latitudes 26° and 28°S in the high volcanic Andes of the Atacama Region, northern Chile (Fig. 1). The belt, some 200 km long and 30 km wide, is a N-trending alignment of latest Oligocene to Miocene volcanic complexes and comagmatic subvolcanic stocks associated with porphyry gold ± copper and high sulfidation epithermal gold ± silver deposits and prospects (Vila and Sillitoe, 1991; Mpodozis et al., 1995). The alignment of mineralized centers continues to the south, via the Caserones (formerly Regalito) porphyry copper-molybdenum deposit (Perelló et al., 2003) and nearby prospects, to the El Indio belt, where high-grade vein (e.g., El Indio) and bulk tonnage (e.g., Pascua-Lama, Veladero), high sulfidation epithermal gold ± silver deposits predominate (e.g., Maksaev et al., 1984; Jannas et al., 1999; Chouinard et al., 2005). Miocene porphyry gold prospects also occur farther east, in westernmost Argentina, where they were generated in the back-arc to the Maricunga belt.

The Maricunga belt, situated along the southwestern edge of the Altiplano-Puna plateau, spans the boundary between the currently active Central Volcanic Zone of the Andes and, to the south, the nonvolcanic segment between 28° and 33°S - a change caused by the transition from moderate angle to flat-slab subduction (Thorpe et al., 1982; Cahill and Isacks, 1992; Kay and Mpodozis, 2002). Arc magmatism in the Maricunga belt was initiated in the late Oligocene to early Miocene, at ~26 Ma, when reorganization of plate motions beneath the Pacific Ocean led to breakup of the Farallon plate into the Nazca and Cocos plates (Lonsdale, 2005). These processes were accompanied by increased oceanic crust generation at the East Pacific Rise (Conrad and Lithgow- Bertelloni, 2007) and acceleration of plate convergence at the Peru-Chile trench (Pardo-Casas and Molnar, 1987).

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The basement to the Maricunga belt comprises metasedimentary and felsic volcanic rocks and granitoids of late Paleozoic age, like those that form large tracts of the Cordillera Frontal farther east in Argentina (Mpodozis and Ramos, 1990). These rocks are capped by Triassic bimodal volcanic and sedimentary rocks deposited in extensional rift basins, and Jurassic to Early Cretaceous marine and continental sedimentary rocks that accumulated in a back-arc basin developed throughout northern Chile (Mercado, 1982; Mpodozis et al., 1995; Cornejo et al., 1998; Iriarte et al., 1999; Arriagada et al., 2006). Late Cretaceous to Eocene arc to back-arc volcanic rocks and continental redbeds formed after the tectonic inversion of the basin and eastward migration of the Andean arc (Cornejo et al., 1998; Iriarte et al., 1999; Mpodozis and Clavero, 2002).

The late Oligocene and Miocene Maricunga volcanic rocks, predominantly medium- to high-K calc-alkaline andesite to dacite in composition (Kay et al., 1994; McKee et al., 1994; Mpodozis et al., 1995), are chiefly the products of extinct stratovolcanoes and volcanic dome complexes, which display varied degrees of erosional dissection (Vila and Sillitoe, 1991; Kay et al., 1994; Mpodozis et al., 1995). The porphyry and high sulfidation epithermal deposits, closely linked in places (e.g., Caspiche, La Pepa; Fig. 2), have been shown by K-Ar and 40Ar/39Ar dating (Sillitoe et al., 1991; Mpodozis et al., 1995) to have been generated beneath both these main volcanic landforms during two principal metallogenic epochs: latest Oligocene to earliest Miocene (26-21 Ma) and mid-Miocene (14-10 Ma).

The latest Oligocene to earliest Miocene (26-21 Ma) volcanic activity and precious and base metal mineralization likely took place in a neutral to weakly extensional tectonic setting, which gave way to contraction consequent upon initial slab flattening between 20 and 18 Ma (Mpodozis et al., 1991, 1995; Kay et al., 1994, 2008; Kay and Mpodozis, 2001). The contraction resulted in diminished volcanism, compressive deformation, and crustal thickening (Kay et al., 1994; Mpodozis et al., 1995). The gold deficient Caserones porphyry deposit was generated during this compressive event (Mpodozis and Kay, 2003; Perelló et al., 2003; Sillitoe and Perelló, 2005).

Volcanic activity under more extensional conditions was again widespread and voluminous between 17 and 12 Ma, an interval that concluded with the second precious and base metal mineralization event. This was followed by renewed contractional tectonism and marked geographic restriction of volcanism between 11 and 5 Ma, when all volcanic activity ceased in the Maricunga belt prior to reestablishment at the site of the present- day magmatic arc, some 60 km farther east (Kay et al., 1994, 2008; Mpodozis et al., 1995). Throughout the Maricunga belt, the volcanic centers and associated mineralization that formed during both non-compressive epochs display a clear control by steep, NW-, NE-, and E-striking faults, particularly the first of these (Mpodozis et al., 1995; Fig. 2).

Glaciation affected the higher parts of the Maricunga belt during the Plio-Pleistocene, giving rise to the final exhumation stages of the late Oligocene to mid-Miocene alteration zones and any contained mineralization.

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LEGEND
Volcanic and hypabyssal rocks
11 to 4 Ma (Pascua Fm., Vallecito Fm.)
17 to 11 Ma (Cerro de las Tórtolas Fm., Infiernillo Unit, Vacas Heladas Fm.)
21 to 17 Ma (Escabroso Group)
26 to 21 Ma (Tilito Fm.)
Thrust Fault
Normal Fault
Fault
Fault (Inferred)
Caldera wall
Lineament
Mines and prospects
Epithermal
Epithermal/Porphyry Transition
Porphyry
Ag
Au, Ag
Au
Au, Cu
Au, Cu, Ag
Cu, Mo
Caserones (20.8)
Los Helados (13.3)
Rio Las Tamberias
El Potro
Josemaria
Batidero
Medotes
Filo del Sol
La Flecha (18)
Bordo Atravezado
Cordón del Inca (20.6)
El Encierro
Valeriano (9.95)
Arroyo Blanco
Taguas
Pascua-Lama (8.8)
Veladero (12.7-8.6)
Veladero Sur
Zancarron (3.6)
Rio del Medio
Tambo
El Indio (7.8-5)
Rio Frio (13.5)
Vicuñita
Del Carmen
Los Azules
0 25 50
kilometers
-70.5°
-70°
-69.5°
-69°
-28.5°
-29°
-29.5°
-30°
-30.5°
-31°
N

Caserones

Figure 7.2: Summary Volcanic Geology & Metallogeny of the Southern Maricunga Belt

to El Indio Belt

Source: Figure 2.10 from Volcanic Stratigraphy and Epithermal Mineralization of the La Coipa District, Maricunga Belt, Chile by Sergio Gamonal, MSc Thesis, UBC, August 2015

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7.2 Local Geological Setting

Perelló J. et al (2003) gave a general geological account of what is termed the Pulido porphyry cluster (28°15'Lat. S; 69°32'Long. W), which includes the Regalito deposit, located near the border with Argentina. The Pulido porphyry cluster is located ~170 kilometers east of Copiapó, at an elevation of between 4,300 and 4,550 m. The cluster comprises three main centers distributed over an area of ~10 kilometers x 4 kilometers, including Regalito (Cu-Mo), Angélica (Cu), and Don Diego (Au-Cu). Additional, high-sulfidation epithermal quartz-alunite-barite ledges, interpreted to represent the remnants of a large porphyry-related lithocap, constitute an integral part of the cluster.

The geology of the area includes a Late Paleozoic-Triassic batholithic complex comprised of leucocratic monzogranites (Cerro Caserones) to the east and rhyolitic porphyries (Río Pircas Coloradas Fm) to the west. Cover rocks consist of remnants of Late Triassic mafic lavas (La Ternera Fm) and continental red bed sequences and minor volcanic rocks of Jurassic to Early Cretaceous (Lagunillas and Quebrada Monardes Fms) and Eocene (Río Cachitos Fm) age. The main structural feature corresponds to a regional, high-angle, NNE-trending, west verging reverse fault (El Potro Fault) which transposes the Cerro Caserones granites over the Pircas Coloradas subvolcanic rhyolites. The Pulido porphyry cluster is located near the northern tip of the El Potro Fault, where a deeply eroded stratovolcanic center (Cerro Pulido complex) of late Oligocene to early Miocene age rests unconformably on top of the Paleozoic basement and cover successions. Locally, the El Potro Fault is offset by several subsidiary, NW-trending structures, interpreted to be tear faults.

Porphyry-style mineralization in the cluster is associated with quartz-, plagioclase-, amphibole-, and biotite-bearing dacitic porphyry stocks and dikes, together with minor tourmaline breccia bodies, all of which display a close spatial association with the two main structural systems.

At Regalito, the bulk of the alteration comprises a phyllic assemblage that overprints an earlier potassic event, with biotite and K-feldspar. The system exhibits an immature supergene profile with an upper, partly leached zone with supergene kaolinite and alunite, and copper mineralization in the form of brochantite, chalcanthite, and chrysocolla. This zone is followed at depth by an irregular, partly enriched blanket, with sooty chalcocite, covellite, chalcopyrite, pyrite, and erratic copper oxides.

Perelló et al also noted the following information, which in terms of metals grades cannot be relied upon to provide accurate data in the context of the present day:

  Copper grades at Regalito from this entire 70- to 150-m thick zone of oxides and sulfides average 0.5-0.6% CuT, with Mo values between 50 and 200ppm and Au contents <50ppb. A lower zone of hypogene mineralization is characterized by pyrite and chalcopyrite in quartz-stockworks and disseminations, with average copper grades of ~0.25-0.30% CuT.

Angélica is dominated by phyllic assemblages. Biotite-bearing potassic alteration is associated with late-mineral andesitic dikes that post-date quartz-sericitic alteration.

  Copper mineralization is contained in structurally controlled zones with copper oxides (0.5-1.5% CuT) and supergene chalcocite. Mo grades are typically <150ppm and gold values average <50ppb.
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Don Diego develops a biotite-rich potassic core centered on a dacite porphyry, which is outwardly surrounded by intermediate argillic, quartz-sericitic, and propylitic assemblages.

  Gold mineralization, typically between 0.2 and 0.6ppm, is contained in a zone of quartz-stockworks of black, glassy quartz veinlets, in potassic-stable alteration. Cu contents are low, <500ppm, although higher grades of up to 0.2% accompany Au grades of up to 1ppm. Mo values are <100ppm.

A late Oligocene to early Miocene age is assigned to the porphyry mineralization of the cluster, based on two whole rock K-Ar ages of 23.3+1.4 Ma (Don Diego) and 20.8+0.8 Ma (Regalito). Lavas from the Cerro Pulido complex yield similar (20-25 Ma) K-Ar ages. The cluster constitutes the southern extension of the Maricunga belt, and the ages of alteration-mineralization are similar to the oldest Maricunga belt (26-21 Ma) mineralization episode. The age from Regalito makes it the only early Miocene porphyry Cu-Mo system known in northern Chile.

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Figure 7.3: Summary Geology Map - Pulido Cluster

Showing Relative Positions of Regalito, Don Diego and Angelica Targets

Source: AMEC - 2005

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7.3 Property Geology

The following Section 7.3 is largely taken from the AMEC 2005 Technical Report for Lumina, and was in turn provided to the report by Hathaway (2005 personal communication) and Valenzuela (2005).

In the area of the Regalito Deposit there were several distinct types of lithologies observed. In terms of volume, the major units are monzogranite and dacite porphyry. Less common are the contact breccia, hydrothermal breccia and microdiorite (Figure 7.4). Each is discussed below, and a representative cross section is shown on Figure 7.5.

7.3.1 Monzogranite

Monzogranite is the host rock for the porphyry-style mineralization at the Regalito Deposit. Most of this rock type is light grey, medium to coarse grained with interlocking quartz and white feldspar crystal grains and sparse biotite. Aplite dikes, which cut the monzogranite, are present locally and large (>10cm), rounded xenoliths of dark brown, massive, fine grained biotite rich mafic lithology are common, and may be derived from the microdiorite / diorite, which is mapped at property scale as being in contact with the monzogranite to the west of Regalito.

Figure 7.4: Regalito Deposit Geology

Source: AMEC - 2005

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Figure 7.5: Regalito Deposit Representative Geology Cross Section

Source: AMEC - 2005

7.3.2 Dacite Porphyry

Dacite porphyry at Regalito has a dark grey colour and is predominantly composed of feldspar-quartz-biotite phenocrysts. Subdivision of mappable units within the intrusive was not possible during first round drilling, but more than one generation of the dacite are recognized locally and at least one of these is associated with hypogene sulphide mineralization.

The dacite porphyry intrusive has a complex geometry and in the central part of the deposit up to three, steep sided stocks ranging in width between 150 m and 300 m have been identified. These stocks appear to coalesce into a single stock to the northeast of the deposit. In the upper parts of the deposit and on the flanks of the intrusives, numerous mafic to intermediate composition dikes cut the porphyry and inter-digitation with the wall rock occurs. The dacite porphyry is exposed at surface as a series of irregular apophyses that are generally elongate in a northeast orientation, and characterize the roof zone of the intrusion.

7.3.3 Andesite Dikes

Dark brown crowded plagioclase feldspar andesitic porphyry dikes occur rarely within the area drilled. These [were] not been separated during logging and are believed to be volumetrically insignificant.

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7.3.4 Contact Breccia

Contact breccias have been noted to occur along the flanks of the porphyry intrusives and are particularly common where the intruding dacite porphyry inter-digitates extensively with the monzogranite host, such as along the northwest contact of the porphyry. The dacite porphyry ubiquitously comprises the matrix of these igneous breccias and monzogranite and dacite porphyry wall rock comprise the clasts. Thickness of contact breccia bodies range from centimeters to tens of metres.

7.3.5 Hydrothermal Breccias

Hydrothermal breccias are volumetrically very minor at Regalito, and at least four types have been recognized to date.

The most common type occurs locally within the monzogranite host rock with 5cm-30 cm, subrounded monzogranite clasts and occasional subangular 1cm-10 cm clasts of the same fine-grained, biotite-rich mafic lithology that comprises the xenoliths within the monzogranite. This breccia style contains very little matrix material where seen, and is often fractured.

A second, polymictic hydrothermal breccia with angular to sub rounded clasts and a mostly coarse-grained matrix of comminuted clast material is commonly associated with higher grade primary copper and molybdenum mineralization and strong sericite alteration, occasionally with secondary biotite or milky quartz. It is likely that these hydrothermal breccias have intruded along "channels of weakness" presented by structures or contact breccias, leading to an overprinting of the genetically distinct breccias styles. Rarely, milling of clasts produces textures reminiscent of those characteristic of pebble dikes.

A third breccia type that occurs at surface is a magnetite matrix crackle breccia that outcrops along the southeast trending ridge in the central part of the deposit. Magnetite veinlets are associated with biotite alteration and are thought to form part of a deep potassic alteration assembly.

Crackle breccias comprising a network of millimetric, pyrite-dominant, sulphide veinlets occur locally as a fourth breccia type, and rare breccia textures have also been observed in areas of intense, mostly texturally destructive silicification, in the central part of the deposit.

7.3.6 Microdiorite

The microdiorite is a fine-grained intrusive lithology comprised of plagioclase with minor amounts of quartz, K-feldspar, and sparse magnetite, and ferromagnesian minerals. This rock crops out on the western margin of Lumina's drill pattern near Curva Negra (a switchback in the access road named for the outcrop) and is in contact with the monzogranite. Within the deposit, this rock type occurs only as xenoliths and enclaves in monzogranite and, to a lesser extent, in dacite porphyry in the northeast part of the area.

7.4 Alteration

The following Section 7.4 is largely taken from the AMEC 2005 Technical Report for Lumina.

Moderate to strong silicification with sericite alteration and pyrite disseminations and veinlets (2%-4%) affects most of the volume drilled and is interpreted to be phyllic alteration that, in part, overprints an older potassic alteration. This alteration type is also present in the monzogranite host rock, diminishing in intensity away from the porphyry contacts. Figure 7.6 shows a generalised plan of surface alteration at the Regalito Deposit, while Figure 7.7 shows a representative cross section of the alteration.

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An intense, texturally destructive silicification characterized by massive silica replacement in places, affects the central part of the deposit and may coincide locally with higher grade supergene copper mineralization. This intense alteration is believed to be caused by densely spaced quartz-pyrite veinlets with coalescing silica-sericite selvages, from which the sulphide minerals have been nearly completely oxidised and leached (pers. comm. R. Sillitoe, 2004). Locally, quartz overgrowths on quartz crystals combined with a texturally destructive alteration of the surrounding crystals / groundmass produces a pseudo breccia texture.

Figure 7.6: Regalito Deposit Hydrothermal Alteration

Source: AMEC - 2005

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Figure 7.7: Regalito Deposit Representative Alteration Cross Section

Source: AMEC - 2005

Strong to intense biotite alteration occurs within the dacite porphyry, in irregular pods that appear to be more common deeper within the deposit, often with magnetite disseminations and veinlets. This alteration style is interpreted to be potassic alteration and the pod like occurrence is thought to represent relics of potassic alteration that were not affected by the overprinting phyllic alteration event.

Within the monzogranite wall rock to the north and west of the deposit, K-spar alteration of feldspars has been observed and weak secondary biotite locally alters ferromagnesium minerals. While lacking the geochemical and veining characteristics normally associated with a typical porphyry potassic alteration zone, a potassic alteration event does appear to affect the monzogranite in this area also.

A generally discrete zone of clay alteration occurs within the northeast trending ridge and broadly coincides with the oxide part of the deposit. The nature and intensity of this clay alteration is not fully understood but it's spatial association with the oxide zone implies that the alteration derives from supergene acid generation. Fracture filling supergene alunite is also frequently observed within the oxide and supergene zones.

Chlorite occurrences are not clearly zoned and are not fully understood. Intermediate argillic assemblages with chlorite have been reported locally but are not thought to be widespread. White alunite and other minerals characteristic of advanced argillic alteration assemblages, such as pyrophyllite and diaspore, have been reported locally but no such alteration zone has been delineated to date. A propylitic alteration zone has not yet been observed at Regalito and trace amounts of tourmaline have been rarely observed.

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7.5 Mineralized Zones

The following description of the Caserones Mine mineralization is taken from the AMEC 2005 Technical Report for Lumina. The author notes that although the description is dated, it is still believed to be relevant for providing a general overview of the project's geology and mineralization.

The Regalito Deposit strikes SE-NW with a length of approximately 2,000 m and a width of approximately 1,500 m. The oxide and secondary copper zones form a surface-parallel blanket over 1,200 m in diameter, with a central "core" of at least 1,000 m in diameter where thicknesses average 300 m and exceed 400 m in the central part. Secondary copper grades within this central area are also slightly elevated above those in the surrounding parts of the deposit. Outboard of this "core" the zone thins, and grades are generally lower, although the enrichment blanket is still open to the southwest. The secondary copper zone has been modeled to approximately 4,000 m in elevation and deeper locally. It is generally coincident with the porphyry intrusive.

The oxide zone forms a cap that sits on top of the secondary copper zone in the upper part of the northeast trending ridge that constitutes the northwest margin of the deposit, mostly above 4,400 m, and thinning to a skin of a few metres moving down the ridge slopes. Grades within the oxide zone are higher than the average grade of the secondary copper zone, and it is open to the northeast.

Flanking the oxide zone and overlying the supergene zone, a zone of "leached" material varies in thickness from 0 to 200m, averaging ~40m over most of the deposit. This zone is not leached sensu strictu, as it contains appreciable amounts of pyrite and pods of chalcocite and copper oxide mineralization, which is poorly defined at the current drill spacing, and was not included in the [AMEC] resource estimate.

Primary copper mineralization was not targeted by Lumina's drill program and this zone remains open in all directions. Locally, high grade copper-moly mineralization associated with hydrothermal breccia bodies was cut by drill holes, notably RG04-57 and RG04-84, which may be associated with structures. Samples from the primary copper and molybdenum mineralization range from being relatively high grade to being low grade and it remains to be determined whether the primary zone is of economic interest.

It should be noted that molybdenum was not modeled as part of the resource estimate, since Lumina envisioned a heap leach SX-EW operation from the oxide and supergene enriched horizons, which would not recover any molybdenum. Molybdenite is present in all the zones and generally occurs with quartz in veinlets and rarely as disseminated grains. Future studies could contemplate the potential of recovering the copper and molybdenum sulphides from deeper portions of the deposit through a milling and flotation operation.

Interpretation of the results of the various drill programs at Regalito has established four main sub-horizontal zones of copper mineralization. These zones (leached, oxide, supergene sulphide, and primary) are characterized by distinctive assemblages of copper and molybdenum minerals (Figure 7.8).

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Figure 7.8: Regalito Deposit Representative Mineralization Cross Section

Source: AMEC - 2005

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8. Deposit Types

There are several different precious metals deposits, with or without significant base metals, within the Maricunga belt, most of which are related to porphyry (e.g., Marte, Lobo) or epithermal (e.g., Salares Norte) styles of mineralization. Caserones is located at the southern extremity of what can be considered the Maricunga belt, with other copper-gold and precious metals projects with porphyry and epithermal characteristics straddling the Chile - Argentina border to the immediate south of Caserones, and forming a relatively new cluster of deposits including Los Helados, Josemaria, and Filo del Sol.

The porphyry style mineralization at Regalito can be considered as typical of an Andean porphyry copper-molybdenum deposit. Multiple authors have described and summarised porphyry deposits worldwide, and in the Andean region in particular. A brief selection of such descriptions and models includes:

  "Controls on supergene enrichment of porphyry copper deposits in the Central Andes: A review and discussion" (Hartley, A.J. & Rice, C.M. - 2005 - Mineralium Deposita 40: 515-525)

  "Advances in Geological Models and Exploration Methods for Copper ± Gold Porphyry Deposits" (Holliday, J. R. & Cooke, D. R. - 2007 - Proceedings of Exploration 07: Fifth Decennial International Conference on Mineral Exploration)

  "Anatomy of porphyry-related Au-Cu-Ag-Mo mineralised systems: Some exploration implications" (Corbett, G. - June 2009 - Australian Institute of Geoscientists North Queensland Exploration Conference)

  "Porphyry Copper Deposit Model" (USGS - Scientific Investigations Report 2010-5070-B)

  "Porphyry Copper Systems" (Sillitoe, R.H. - 2010 - Economic Geology, v. 105, No.1)

  "A Shake-Up in the Porphyry World" (Richards, J. - 2018 - Economic Geology Vol 113, No. 6)

Sillitoe (2010) summarises porphyry systems as follows (Figures 8.1 and 8.2):

Porphyry Cu systems host some of the most widely distributed mineralization types at convergent plate boundaries, including porphyry deposits centered on intrusions; skarn, carbonate-replacement, and sediment hosted Au deposits in increasingly peripheral locations; and suprajacent high- and intermediate-sulfidation epithermal deposits. The systems commonly define linear belts, some many hundreds of kilometers long, as well as occurring less commonly in apparent isolation. The systems are closely related to underlying composite plutons, at paleodepths of 5 to 15 km, which represent the supply chambers for the magmas and fluids that formed the vertically elongate (>3 km) stocks or dike swarms and associated mineralization. The plutons may erupt volcanic rocks, but generally prior to initiation of the systems. Commonly, several discrete stocks are emplaced in and above the pluton roof zones, resulting in either clusters or structurally controlled alignments of porphyry Cu systems. The rheology and composition of the host rocks may strongly influence the size, grade, and type of mineralization generated in porphyry Cu systems. Individual systems have life spans of ~100,000 to several million years, whereas deposit clusters or alignments as well as entire belts may remain active for 10 m.y. or longer.

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The alteration and mineralization in porphyry Cu systems, occupying many cubic kilometers of rock, are zoned outward from the stocks or dike swarms, which typically comprise several generations of intermediate to felsic porphyry intrusions. Porphyry Cu ± Au ± Mo deposits are centered on the intrusions, whereas carbonate wall rocks commonly host proximal Cu-Au skarns, less common distal Zn-Pb and/or Au skarns, and, beyond the skarn front, carbonate-replacement Cu and/or Zn-Pb-Ag ± Au deposits, and/or sediment-hosted (distal-disseminated) Au deposits. Peripheral mineralization is less conspicuous in noncarbonate wall rocks but may include base metal- or Au-bearing veins and mantos.

High-sulfidation epithermal deposits may occur in lithocaps above porphyry Cu deposits, where massive sulfide lodes tend to develop in deeper feeder structures and Au ± Ag-rich, disseminated deposits within the uppermost 500 m or so. Less commonly, intermediate sulfidation epithermal mineralization, chiefly veins, may develop on the peripheries of the lithocaps.

The alteration-mineralization in the porphyry Cu deposits is zoned upward from barren, early sodic-calcic through potentially ore-grade potassic, chlorite-sericite, and sericitic, to advanced argillic, the last of these constituting the lithocaps, which may attain >1 km in thickness if unaffected by significant erosion. Low sulfidation-state chalcopyrite ± bornite assemblages are characteristic of potassic zones, whereas higher sulfidation-state sulfides are generated progressively upward in concert with temperature decline and the concomitant greater degrees of hydrolytic alteration, culminating in pyrite ± enargite ± covellite in the shallow parts of the lithocaps.

The porphyry Cu mineralization occurs in a distinctive sequence of quartz-bearing veinlets as well as in disseminated form in the altered rock between them. Magmatic-hydrothermal breccias may form during porphyry intrusion, with some of them containing high-grade mineralization because of their intrinsic permeability. In contrast, most phreatomagmatic breccias, constituting maar-diatreme systems, are poorly mineralized at both the porphyry Cu and lithocap levels, mainly because many of them formed late in the evolution of systems.

At the deposit scale, particularly in the porphyry Cu environment, early formed features commonly, but by no means always, give rise to the best orebodies. Late-stage alteration overprints may cause partial depletion or complete removal of Cu and Au, but metal concentration may also result.

Hartley and Rice (2005) add:

Supergene enrichment is an economically important weathering process that concentrates some metals (e.g., Cu and Ag) within the weathering profile while others are lost. It may produce ore or significantly upgrade existing ore bodies. The oxidation and acid leaching of sulphide deposits may produce spectacularly rich concentrations of Cu and Ag towards the base of the profile. Enrichment is a function of uplift, climate, initial rock composition (especially pyrite) and structure.

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The Central Andes, and in particular northern Chile, host some of the world's largest porphyry copper deposits (e.g., Chuquicamata and La Escondida). The economic viability of these deposits is commonly dependent on the size and quality of the supergene enrichment blanket (Figure 8.3).

Caserones clearly follows the general models indicated in these descriptions, including in terms of the importance of supergene enrichment. The location, regional and local geology, intrusive phases, vein types, hydrothermal alteration, and mineralization, together with post-mineral supergene effects, all conform to the model for a typical porphyry copper-molybdenum deposit of Andean type.

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Figure 8.1: Anatomy of a telescoped porphyry Cu system showing spatial interrelationships of a centrally located porphyry Cu ± Au ± Mo deposit in a multiphase porphyry stock and its immediate host rocks

Source: Sillitoe R.H. - 2010

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Figure 8.2: Generalized alteration-mineralization zoning pattern for telescoped porphyry
Cu deposits, based on the geologic and deposit-type template presented as Figure 8.1

Source: Sillitoe R.H. - 2010

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Figure 8.3: East-West Schematic Section through Southern Portion of Spence Porphyry
Copper Deposit, northern Chile, Showing Supergene Enrichment

Source: Modified from a Presentation by Rio Algom - 1999

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9. Exploration

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

10. Drilling

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

11. Sample Preparation, Analyses and Security

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

12. Data Verification

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

13. Mineral Processing and Metallurgical Testing

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

14. Mineral Resource Estimates

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

15. Mineral Reserve Estimates

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

16. Mining Methods

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

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17. Recovery Methods

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

18. Project Infrastructure

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

19. Market Studies and Contracts

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

20. Environmental Studies, Permitting and Social or Community Impact

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

21. Capital and Operating Costs

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

22. Economic Analysis

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

23. Adjacent Properties

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

24. Other Relevant Data and Information

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

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25. Interpretation and Conclusions

Based upon the historical information available and more recent publicly available information, together with information provided by EMX, the author is aware of the following for the Caserones Mine:

  The mine has been operating since 2013 (dump leach) and 2014 (concentrator plant), with public information available in relation to annual production of copper in cathode, copper in concentrate and molybdenum in concentrate since initiation of production.

  The Caserones Royalty holders (Vendors) have been receiving quarterly royalty payments since inception of the mining operations.

  The operator reported material net losses in 2019 and 2020. However, it appears that MLCC has adequate financing guarantees in place from JX Nippon.

  That there are environmental liabilities and sanctions applicable to the operation that could be a potential risk to EMX should the Chilean authorities decide to force the closure of the mine, or to force the mine to reduce output as result of environmental infractions. However, it appears that MLCC is actively addressing the environmental issues.

Furthermore, the author recommends that EMX pursue requests for additional data and a site visit from MLCC via its interest in California.

26. Recommendations

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX. Nonetheless, the author recommends that EMX continues to monitor available information sources in order to improve and maintain its working knowledge of the Caserones Mine and operation. EMX should request a site visit as soon as is practical.

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27. References

AMEC, 2003. NI 43-101 Technical Report on the Regalito Property, Region III, Northern Chile Prepared for Lumina Copper Corporation by Miron Berezowsky P. Eng. (AMEC (Perú) S.A.), December 12, 2003

AMEC, 2005. NI 43-101 Technical Report on the Regalito Cu Property, Region III, Northern Chile Prepared for Lumina Copper Corp. by: Ted Eggleston, Ph.D., P.Geo. / Robert Sim, P.Geo. / Robert Cinits, P.Geo. / Steve Blower, P.Geo. (AMEC (Perú) S.A.), January 24, 2005

BMAJ, 2021. Caserones - "Legal Opinion Over Chilean Mining Legal Company and Underlying Assets" for EMX - P. Mir / BMAJ - Dated August 11, 2021.

BMAJ, 2021. Red Flags Report, Caserones Royalty" for EMX - BMAJ - Dated August 13, 2021

Corbett, 2009. "Anatomy of porphyry-related Au-Cu-Ag-Mo mineralised systems: Some exploration implications" (Corbett, G. - June 2009 - Australian Institute of Geoscientists North Queensland Exploration Conference)

EMX, 2021. EMX news releases of August 17, 2021, August 23, 2021, September 3, 2021, and September 14,2021.

Hartly, 2005. "Controls on supergene enrichment of porphyry copper deposits in the Central Andes: A review and discussion" (Hartley, A.J. & Rice, C.M. - 2005 - Mineralium Deposita 40: 515-525)

Hernandez, 2021. Caserones - "Estudio de Catastro Minero" - Tamara Hernandez, Head of Mining Property, Measurement Expert (Perito Mensurador) - Dated April 21, 2021

Holliday, 2007. "Advances in Geological Models and Exploration Methods for Copper ± Gold Porphyry Deposits" (Holliday, J. R. & Cooke, D. R. - 2007 - Proceedings of Exploration 07: Fifth Decennial International Conference on Mineral Exploration).

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Lumina Copper Corp., 2003 to 2006. Lumina Copper Corp. (TSX: LCC) (AMEX: LCC) and subsequently Regalito Copper Corp. (TSX: RLO) news releases from October 2003 to July 2006.

Pan Pacific Copper Co. Ltd., 2006 to 2020. Pan Pacific Copper Co. Ltd. (alliance between JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co., Ltd.) and JX Nippon Mining & Metals Corporation (subsidiary of ENEOS Holdings Inc.) news releases from March 2006 to November 2020.

Perelló, 2003, "Late Oligocene-Early Miocene Porphyry Cu-Mo and Au-Cu Mineralization, Pulido Cluster", Atacama Region, Northern Chile (10° Congreso Geologico Chileno 2003)

Richards, 2018. "A Shake-Up in the Porphyry World" (Richards, J. - 2018 - Economic Geology Vol 113, No. 6).

SCM Minera Lumina Coper Chile SpA (MLCC), 2010 to 2020. SCM Minera Lumina Copper Chile SpA (MLCC) Annual Reports - 2010 to 2020.

SCM Minera Lumina Coper Chile SpA (MLCC), 2016 to 2021. SCM Minera Lumina Copper Chile SpA (MLCC) Annual Reports to Royalty Holders - 2016 to 2021.

SCM Minera Lumina Coper Chile SpA (MLCC), 2019 to 2021. SCM Minera Lumina Copper Chile SpA (MLCC) Quarterly NSR Calculations Reports to Royalty Holders - Q1 2019 to Q3 2021.

Sillitoe, 2010. "Porphyry Copper Systems" (Sillitoe, R.H. - 2010 - Economic Geology, v. 105, No.1)

USGS, 2010. "Porphyry Copper Deposit Model" (USGS - Scientific Investigations Report 2010-5070-B)

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28. Definitions and Abbreviations

Distance	
µm	micron (micrometre)
mm	millimetre
cm	centimetre
m	metre
km	km
" or in	inch
' or ft	foot
Area	
m^2	square metre
km^2	square km
ha	hectare
Volume	
L	litre
m^3	cubic metre
Mass	
kg	kilogram
g	gram
t	metric tonne
kt	kilotonne
lb	pound
Mt	megatonne
oz	troy ounce
w mt	w et metric tonne
dmt	dry metric tonne
Pressure	
Pa	pascal
kPa	kilopascal
MPa	megapascal
Elements and Compounds	
Au	gold
Ag	silver
As	arsenic
Cu	copper
Fe	iron
PAX	potassium amyl xanthate
Pb	altaite
S	sulphur
CuCov	copper in covellite
CuEn	copper in enargite

Other Units	
°C	degree Celsius
°F	degree Fahrenheit
m amsl	metres elev. above mean sea level
hr	hour
kW	kilow att
kWh	kilow att hour
M	million or mega
Ma	million years
MW	megaw att
ppm	parts per million
PMP	probable maximum precipitation
Q_{max}	maximum monthly flow rate
Q_{min}	minimum monthly flow rate
RL	relative level
s	second
SG	specific gravity
USD	US dollars
V	volt
W	w att
Other Abbreviations	
AAS	atomic absorption spectrometery
ABI	acoustic borehole imaging
ABTS	apuseni-banat-timok-srednogorie
AEP	annual exceedance probability
AP	accounts payable
AR	accounts receivable
ARD	acid rock drainage
AUD	Australian dollar
BEM	Balkan Exploration and Mining
BGL	below ground level
CAD	Canadian dollar
CAPEX	capital expenditure
CDA	Canadian Dam Association
CDI	Conveyor Dynamics Incorporated
CIM	Canadian Institute of Mining
COG	cut-off grade
CORR	certificate of resources and reserves
CRM	certified reference materials
CSAMT	controlled source audio magneto-telluric

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Other Abbreviations	
DCF	discounted cash flow
DR	dimension ratio
DWT	drop-weight test
EDGM	earthquake design ground motion
EDTA	ethylene diamine tetra acetic acid
EGL	effective grinding length
EIA	environmental impact assessment
EM	electromagnetic
EMS	Elektromreža Srbije
EPCM	engineering procurement and construction management
EPS	Elecktro Privreda Srbije
ERM	environmental resource management
ESIA	environmental and social impact assessment
ETC Bulgaria	Eurotest Control EAD Laboratory in Bulgaria
EU	European Union
EUR	European dollar
FAR	fresh air raises
FMEC	Freeport-McMoRan Exploration Corp.
FS	feasibility study
G&A	general and administrative
GPS	global positioning system
GST	goods and services tax
GT	geotechnical
HDPE	high-density polyethylene
HPP	hydroelectric plant
HR	hydraulic radius
HS	high sulphidation
IAUSP	Institute of Architecture and Urban and Spatial Planning of Serbia
ICP-AES	inductively coupled plasma atomic emission spectroscopy
ICP-MS	inductively coupled plasma mass spectrometry
IDF	inflow design flood
IDW	inverse distance weighting
IFC	International Finance Corporation
IP	induced polarization
IPCM	Institute for the Protection of Cultural Monuments
IRR	international rate of return
IRS	intact rock strength
ISO	International Organization for Standardization
IT	information technology

Other Abbreviations	
ITH	in-the-hole hammer
JK	Julius Kruttschnitt
KP	Knight Piésold
LA	lower andesite
LHD	loads-haul-dump
LOM	life of mine
LZ	lower zone
MC	master composite
MCE	maximum credible earthquake
MCS	miocene clastic sedimentary
MDE	maximum design earthquake
MIBC	methyl isobutyl carbinol
MMI	Institute for Mining and Metallurgy
MRMR	mining rock mass rating
MS	massive sulphide
Mtpa	million tonnes per annum
NA	not applicable
NBCC	National Building Code of Canada
ND	nominal diameter
NI 43-101	National Instrument 43-101
NPV	net present value
NSR	net smelter return
OHL	overhead lines
OHSAS	occupational health and safety assessment series
OK	ordinary kriging
Opex	operating expenses
P&ID	piping and instrumentation diagram
PAG	potentially acid generating
PEA	preliminary economic assessment
PFS	pre-feasibility study
PLC	programmable logic controller
PLT	point load testing
PMF	probable maximum flood
PPE	personal protective equipment
PR	poison ratio
QP	Qualified Person
RAR	return air raises
RC	refining charges
Q_R	raise-bore quality index

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Other Abbreviations	
RL	relative Level
RMR	rock mass rating
RQD	rock quality designation
RSD	Serbian dinar
RscNSR	resource net smelter return
RTB Bor	Rudarsko Toipioničarski Basen Bor d.o.o.
SAB	SAG mill - ball mill
SABC	SAG mill - ball mill - crusher
SAG	semi-autogenous grinding
SEA	strategic environmental assessment
SEE	Southeast Europe Exploration d.o.o.
SLC	sub-level caving
SLOS	sublevel open stoping
SMS	semi massive sulphide
SPSP	special purpose spatial plan
SPT	standard penetration test
SRF	stress reduction factor
SRK	SRK Consulting (Canada) Inc.
SRK NA	SRK Consulting (North America) Inc.
SRK (UK)	SRK Consulting (United Kingdom) Inc.
SWQI	serbian water quality index
TC	treatment charge
TDS	total dissolved solids
TEM	technical economic model
TLV	threshold limit values
TMC	timor magmatic complex
TMF	tailings management facility
TMMB	tethyan magmatic and metallogenic belt
ToS	trade-off study
tpd	tonnes per day
TS	transmission substation
TSF	tailings storage facility
TSS	Total Suspended Solids
THUA	thickener hydraulic unit area
TUFUA	thickener underflow unit area
UA	upper andesite
UCCM	upper cretaceous Bor' conglomerate
UCMA	upper cretaceous Bor' marl
UCS	uniaxial compressive strength

Other Abbreviations	
UG	underground
UGH	ultra high grade
UTM	universal transverse mercator
UZ	upper zone
VAR	total variance
VAT	value-added tax
VRT	virgin rock temperature
VWP	vibrating wire piezometers
WB	wet bulb temperature
WM	waste management
XPS	express process solutions
Conversion Factors	
1 tonne	2,204.62 lb
1 troy ounce	31.1035 g

NI 43-101 Royalty Technical Report – Caserones Mine
March 1, 2022	Page 86 of 94

Greg Walker Consulting Geologist	For: EMX Royalty Corp

29. Date and Signature Page

Effective Date of Report:	February 28, 2022

Completion Date of Report:	March 1, 2022

"Gregory W. Walker"	Date Signed:
Gregory W. Walker, SME Registered Member	March 1, 2022

NI 43-101 Royalty Technical Report – Caserones Mine
March 1, 2022	Page 87 of 94

Greg Walker Consulting Geologist	For: EMX Royalty Corp

30. Certificate of Qualified Person

I, Gregory W. Walker, SME Registered Member, do hereby certify that I am a Consultant Geologist.

1. I graduated in 1983 from the Montana College of Mineral Science and Technology (Montana Tech) with a Bachelor of Science in Geological Engineering.

2. I am a Registered Member of the Society for Mining Metallurgy & Exploration (#3361570) and  a Licensed Professional Geologist in the state of Utah (#5326374-2250).

3. I have practiced my profession continuously since 1983 and have been in mineral exploration and mine geology for a total of 39 years since my graduation from university. This has involved working in the USA, Chile, Canada, Mexico, Argentina, and Brazil. My experience is principally in precious metals with limited base metals.

4. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I am responsible for the preparation of Items 1 through 28 of the NI 43-101 Technical Report - Caserones Copper - Molybdenum Mine Royalty Region III, Chile, dated March 1, 2022, with an effective date of February 28, 2022.

6. I have not visited the Caserones Project.

7. I have not had any prior involvement with Caserones Project.

8. I am independent of EMX Royalty Corporation applying all of the test in Section 1.5 of NI 43-101.

9. I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

March 1, 2022

Original signed and sealed by

"Gregory W. Walker"
Gregory W. Walker, SME Registered Member

NI 43-101 Royalty Technical Report – Caserones Mine
March 1, 2022	Page 88 of 94